Exhibit 99.2

MOUNTAIN PROVINCE DIAMONDS INC.

NOTICE OF ANNUAL GENERAL & SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual general & special meeting (the “Meeting”) of the shareholders of Mountain Province Diamonds Inc. (“Mountain Province”, the “Corporation”) will be held at Terminal City Club, 837 Hastings Street West, Vancouver, British Columbia V6C 1B6, on Tuesday June 21, 2016 at 2:00 p.m. (Vancouver time) for the following purposes:

(a)	to receive and consider the consolidated audited financial statements of Mountain Province for the year ended December 31, 2015, together with the report of the auditors thereon;
(b)	to fix the number of directors at six (6);
(c)	to elect directors for the ensuing year; and
(d)	to re-appoint the auditors of Mountain Province and to authorize the directors of Mountain Province to fix the auditors’ remuneration;
(e)	to consider and, if thought advisable, to approve by ordinary resolution in the form set out in Schedule “C”, the Mountain Province Long Term Equity Incentive Plan, as described in the management information circular of Mountain Province accompanying and forming part of this notice; and
(f)	to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

This notice of meeting is accompanied by a form of proxy, the management information circular, the audited consolidated financial statements of Mountain Province for the financial year ended December 31, 2015, and a supplemental mailing list form. The directors of Mountain Province have fixed the close of business on May 17, 2016 as the record date for the determination of the shareholders of the Corporation entitled to receive notice of the Meeting.

Shareholders who are unable to attend the Meeting in person are requested to complete, date, sign and send the enclosed form of proxy to Computershare Investor Services Inc. so that as large a representation as possible may be had at the meeting.

DATED as of May 17, 2016.
BY ORDER OF THE BOARD OF DIRECTORS

“Patrick Evans”

Patrick Evans
President and Chief Executive Officer

MANAGEMENT INFORMATION CIRCULAR

for the

ANNUAL GENERAL & SPECIAL MEETING OF SHAREHOLDERS

of

MOUNTAIN PROVINCE DIAMONDS INC.

to be held on

TUESDAY JUNE 21, 2016

May 17, 2016

MOUNTAIN PROVINCE DIAMONDS INC.

161 Bay Street, Suite 2315, P.O. Box 216
Toronto, Ontario, Canada M5J 2S1

MANAGEMENT INFORMATION CIRCULAR
(all information as at May 17, 2016 unless otherwise noted)

SOLICITATION OF PROXIES

This management information circular (the “Information Circular”) is furnished in connection with the solicitation of proxies being made by the management of Mountain Province Diamonds Inc. (“Corporation”) for use at an annual general and special meeting of the Corporation’s shareholders (the “Meeting”) to be held on Tuesday June 21, 2016 at the time and place and for the purposes set forth in the accompanying notice of the Meeting (the “Notice of Meeting”), and at any adjournments thereof. While it is expected that the solicitation will be made primarily by mail, proxies may be solicited personally or by telephone by directors, officers and employees of the Corporation.

All costs of this solicitation will be borne by the Corporation.

APPOINTMENT OF PROXIES

The individuals named in the accompanying form of proxy (“Proxy”) are directors or officers of the Corporation.

A SHAREHOLDER WISHING TO APPOINT A PERSON OR CORPORATION (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR THE SHAREHOLDER AND ON THE SHAREHOLDER’S BEHALF AT THE MEETING OTHER THAN THE PERSON OR CORPORATION DESIGNATED IN THE FORM OF PROXY HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON’S NAME IN THE BLANK SPACE PROVIDED IN THE PROXY AND STRIKING OUT THE THREE PRINTED NAMES, OR BY COMPLETING ANOTHER PROXY. A Proxy will not be valid unless it is completed, dated and signed and delivered to Computershare Investor Services Inc. (“Computershare”), Toronto Office, Proxy Department, at 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently. For general inquiries, shareholders may contact Computershare as follows:

By Phone: 1-800-564-6253
By Fax: 1-866-249-7775 (within North America)
By Fax: (416) 263-9524 (outside North America)
By Email: service@computershare.com

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Voting by Proxyholder

The persons named in the Proxy will vote or withhold from voting the common shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your common shares will be voted accordingly. The Proxy confers discretionary authority on the persons named therein with respect to:

(a) each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors,

(b) any amendment to or variation of any matter identified therein, and

(c) any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified or where both choices have been specified in the Proxy, the persons named in the Proxy will vote the common shares represented by the Proxy for the approval of such matter.

Registered Shareholders

Registered Shareholders may wish to vote by Proxy whether or not they are able to attend the Meeting in person. Registered Shareholders electing to submit a Proxy may do so by:

(a) completing, dating and signing the enclosed form of Proxy and returning it to the Corporation’s transfer agent, Computershare Investor Services Inc. (“Computershare”), by mail or by hand to the 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1;

(b) using a touch-tone phone to transmit voting choices to the following toll-free number 1-866-732-8683. Registered Shareholders must follow the instructions of the voice response system and refer to the enclosed Proxy form for the holder’s account number and the Proxy control number; or

(c) using the Internet through the website of the Corporation’s transfer agent at www.investorvote.com. Registered Shareholders must follow the instructions that appear on the screen and refer to the enclosed Proxy form for the holder’s account number and the Proxy control number.

In all cases ensuring that the Proxy is received at least 48 hours (excluding Saturdays, Sundays and holidays) before the meeting or the adjournment thereof at which the proxy is to be used.

Beneficial Shareholders

The following information is of significant importance to shareholders who do not hold common shares in their own name. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by Registered Shareholders (those whose names appear on the records of the Corporation as the registered holders of common shares).

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If common shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those common shares will not be registered in the shareholder’s name on the records of the Corporation. Such common shares will more likely be registered under the names of the shareholder’s broker or an agent of that broker. In the United States, the vast majority of such common shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).

Intermediaries are required to seek voting instructions from beneficial shareholders in advance of shareholders’ meetings. Every intermediary has its own mailing procedures and provides its own return instructions to clients. There are two kinds of beneficial owners - those who object to their name being made known to the issuers of securities which they own (called “OBOs” for “Objecting Beneficial Owners”) and those who do not object to the issuers of the securities they own knowing who they are (called “NOBOs” for “Non-Objecting Beneficial Owners”).

The Corporation is taking advantage of the provisions of National Instrument 54-101 of the Canadian Securities Administrators, which permit it to directly deliver Proxy-related materials to its NOBOs. As a result NOBOs can expect to receive a scannable Voting Instruction Form (a “VIF”) from Computershare. These VIFs are to be completed and returned to Computershare in the envelope provided or by facsimile. In addition, Computershare provides both telephone voting and Internet voting as described on the VIF itself which contain complete instructions. Computershare will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions with respect to the shares represented by the VIFs they receive.

These securityholder materials are being sent to both registered and non-registered owners of the securities of the Corporation. If you are a non-registered owner, and the Corporation or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send these materials to you directly, the Corporation (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in your request for voting instructions.

The form of Proxy supplied to you by your broker will be similar to the Proxy provided to Registered Shareholders by the Corporation. However, its purpose is limited to instructing the intermediary on how to vote on your behalf. Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in the United States and in Canada. Broadridge mails a similar voting information form (the “Broadridge VIF”) in lieu of a Proxy provided by the Corporation. The Broadridge VIF will appoint the same persons as the Corporation’s Proxy to represent you at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of the Corporation), other than the persons designated in the Broadridge VIF, to represent you at the Meeting. To exercise this right, you should insert the name of the desired representative in the blank space provided in the Broadridge VIF. The completed Broadridge VIF must then be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with Broadridge’s instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting. If you receive a Broadridge VIF, you cannot use it to vote common shares directly at the Meeting - the Broadridge VIF must be completed and returned to Broadridge, in accordance with its instructions, well in advance of the Meeting in order to have the common shares voted.

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Although as a Beneficial Shareholder you may not be recognized directly at the Meeting for the purposes of voting common shares registered in the name of your broker, you, or a person designated by you, may attend at the Meeting as proxyholder for your broker and vote your common shares in that capacity. If you wish to attend at the Meeting and indirectly vote your common shares as proxyholder for your broker, or have a person designated by you do so, you should enter your own name, or the name of the person you wish to designate, in the blank space on the voting instruction form provided to you and return the same to your broker in accordance with the instructions provided by such broker, well in advance of the Meeting.

REVOCATION OF PROXIES

A shareholder who has given a Proxy may revoke it by an instrument in writing executed by the shareholder or by the shareholder’s attorney authorized in writing or, if the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1, or to the Corporation, at 161 Bay Street, Suite 2315, P.O. Box 216, Toronto, Ontario, Canada M5J 2S1 at any time up to and including the last business day preceding the day of the Meeting or any adjournment of it, or to the chair of the Meeting on the day of the Meeting or any adjournment of it. Only registered shareholders have the right to revoke a Proxy. Non-Registered Holders who wish to change their vote must, at least seven days before the Meeting, arrange for their respective Intermediaries to revoke the Proxy on their behalf.

A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

RECORD DATE

The board of directors of the Corporation (the “Board”) has fixed May 17, 2016 as the record date (the “Record Date”) for the purpose of determining shareholders entitled to receive the Notice of Meeting. Only shareholders of record as at the close of business on the Record Date are entitled to receive the Notice of Meeting and to vote the common shares held by them, either in person or by proxy, at the Meeting or any adjournment thereof.

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EXERCISE OF DISCRETION

If the instructions in a Proxy are certain, the shares represented thereby will be voted or withheld from voting in accordance with the specifications so made on any poll by the persons named in the Proxy, and, where a choice with respect to any matter to be acted upon has been specified in the Proxy, the shares represented thereby will, on a poll, be voted or withheld from voting in accordance with the specifications so made.

Where no choice has been specified by the shareholder, such shares will, on a poll, be voted in accordance with the notes to Proxy.

The enclosed Proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the person(s) appointed proxy holders thereunder to vote with respect to any amendments or variations of matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of the printing of this Information Circular, management of the Corporation knows of no such amendment, variation or other matter which may be presented to the Meeting.

APPROVAL OF MATTERS

Unless otherwise noted, approval of matters to be placed before the Meeting is by an “ordinary resolution” which is a resolution passed by a simple majority (50%+1) of the votes cast by shareholders of the Corporation present and entitled to vote in person or by proxy.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed in this Information Circular, no person who has been a director or executive officer of the Corporation at any time since the beginning of the Corporation’s last financial year, no proposed nominee of the Corporation for election as a director of the Corporation, and no associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting other than the election of directors or the appointment of auditors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed in this Information Circular, since the commencement of the Corporation’s most recently completed financial year, no informed person of the Corporation, proposed nominee for director or any associate or affiliate of an informed person or proposed nominee, had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries. An “informed person” means: (a) a director of executive officer of the Corporation; (b) a director or executive officer of a person or Corporation that is itself an informed person or subsidiary of the Corporation; (c) any person or Corporation who beneficially owns, directly or indirectly, voting securities of the Corporation or who exercises control or direction over voting securities of the Corporation or a combination of both carrying more than 10% of the voting rights other than voting securities held by the person or Corporation as underwriter in the course of a distribution; and (d) the Corporation itself, if and for so long as it has purchased, redeemed or otherwise acquired any of its shares.

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VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

Currently, the Corporation has issued and outstanding 159,678,833 fully paid and non-assessable common shares without par value, each share carrying the right to one (1) vote. The common shares of the Corporation (the “Common Shares”) are listed on the Toronto Stock Exchange (the “TSX”) under the symbol ‘MPV’ and on the NASDAQ (the “NASDAQ”) under the symbol ‘MDM’. The Corporation has no other classes of voting securities and does not have any classes of restricted securities.

Any shareholder of record at the close of business on May 17, 2016 who either personally attends the Meeting or who has completed and delivered a Proxy in the manner specified, subject to the provisions described above, shall be entitled to vote or to have such shareholder’s shares voted at the Meeting.

To the best of the knowledge of the directors and executive officers of the Corporation, the only person who, or corporation which, beneficially owns, or controls or directs, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Corporation, is:

Name of Shareholder(1)	Number of MPV Common Shares Held	Percentage of issued and outstanding share capital of 159,678,833 shares (as at May 17, 2016)
Bottin (International) Investments Ltd. (Controlled by Mr. Dermot Desmond) and Mr. Dermot Desmond	36,645,087	22.9%

ELECTION OF DIRECTORS

Management is seeking shareholder approval of an ordinary resolution to set the number of directors of the Corporation at six (6) for the ensuing year. The term of office of each of the present directors expires at the Meeting. The persons named below will be presented for election at the Meeting as management’s nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual meeting of the Corporation or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the Articles of the Corporation or the provisions of the Business Corporations Act (Ontario) (“Business Corporations Act”). In the absence of instructions to the contrary, the enclosed Proxy will be voted for the nominees listed herein.

The following table sets out the names of the nominees for election as directors, the province or state and country in which each is ordinarily resident, the period or periods during which each has served as a director, the first and last positions held in the Corporation, their present principal occupations and the number of common shares of the Corporation or any of its subsidiaries beneficially owned or controlled or directed by each, directly or indirectly, as at the date hereof.

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Name, Present Position(s) with the Corporation (1) and Place of Residence (3)	Principal Occupation At Present And During Last Five Years If Different From Office Held (2) (3)	Date(s) Served as a Director Since	No. of Shares of the Corporation Beneficially Owned, or Controlled or Directed, Directly or Indirectly (3)
Jonathan Comerford (4) (5) Chairman of the Board and a director of the Corporation County Dublin, Ireland	Investment Manager at International Investment and Underwriting since August 1995.	September 21, 2001	145,204(7)
Patrick Evans President, Chief Executive Officer and a director of the Corporation Arizona, United States of America	President and CEO of the Corporation since November 2005. President, CEO and director of Kennady Diamonds Inc. (2012 to 2016).	November 16, 2005	1,390,229(8)
Carl Verley (5) (6) Director of the Corporation British Columbia, Canada	Self-employed Geological Consultant since 1982; President of Amerlin Exploration Services Ltd. (private company) since 1983	December 2, 1986	286,640(12)
David Whittle (4) (5) Director of the Corporation British Columbia, Canada	CFO of Alexco Resource Corp. from October 2007 to December 2014	November 1, 1997	160,606(9)
Bruce Dresner (6) Director of the Corporation Florida, United States of America	Retired Investment Professional	March 11, 2013	381,111(10)
Peeyush Varshney (4) (6) Director of the Corporation British Columbia, Canada	Principal of Varshney Capital Corp.; CEO and Director of Canada Zinc Metals Corp.; Director and/or officer of several public companies listed on the TSX or TSX Venture.	April 13, 2007	122,422(11)
(1)	For the purposes of disclosing positions held in the Corporation, “Corporation” includes the Corporation and any parent or subsidiary thereof.
(2)	Unless otherwise stated above, any nominees named above not elected at the last annual general meeting have held the principal occupation or employment indicated for at least five years.
(3)	The information as to province/state, country of residence, principal occupation and number of shares beneficially owned or controlled or directed by the nominees (directly or indirectly) is not within the knowledge of the management of the Corporation and has been furnished by the respective nominees.
(4)	Member of the Corporation’s Audit Committee.
(5)	Member of the Corporation’s Compensation Committee.
(6)	Member of the Corporation’s Corporate Governance Committee.
(7)	In addition to the shareholdings above, Mr. Comerford holds options to purchase up to a total of 375,000 Common Shares, 150,000 options at an exercise price of $5.28 per share, expiring on July 2, 2018, 150,000 options at an exercise price of $4.66 per share, expiring on April 13, 2020 and 75,000 options at an exercise price of $3.57 per share, expiring on December 10, 2020. The options were granted to Mr. Comerford under the Corporation’s Stock Option Plan.
(8)	In addition to the shareholdings above, Mr. Evans holds options to purchase up to a total of 750,000 with Common Shares, 100,000 options at an exercise price of $5.29 per share, expiring on February 13, 2019, 100,000 options at an exercise price of $5.00 per share, expiring on May 13, 2018, 100,000 options at an exercise price of $4.84 per share, expiring on March 7, 2017, 200,000 options at an exercise price of $4.66 per share, expiring on April 13, 2020 and 250,000 options at an exercise price of $3.57 per share, expiring on December 10, 2020 These options were granted to Mr. Evans under the Corporation’s Stock Option Plan.
(9)	In addition to the shareholdings above, Mr. Whittle holds options to purchase up to a total of 250,000 Common Shares, 100,000 options at an exercise price of $5.28 per share, expiring on July 2, 2018, 100,000 options at an exercise price of $4.66 per share expiring on April 13, 2020 and 50,000 options at an exercise price of $3.57 per share, expiring on December 10, 2020. These options were granted under the Corporation’s Stock Option Plan.
(10)	In addition to the shareholdings above, Mr. Dresner holds options to purchase up to a total of 300,000 Common Shares, 50,000 options at an exercise price of $5.28 per share, expiring on July 2, 2018, 100,000 options at an exercise price of $4.06 per share, expiring on March 10, 2017, 100,000 options at an exercise price of $4.66 per share expiring on April 13, 2020 and 50,000 options at an exercise price of $3.57 per share, expiring on December 10, 2020. The options were granted under the Corporation’s Stock Option Plan.
(11)	In addition to the shareholdings above, Mr. Varshney holds options to purchase up to a total of 250,000 Common Shares, 100,000 options at an exercise price of $5.28 per share expiring on July 2, 2018, 100,000 options at an exercise price of $4.66 per share expiring on April 13, 2020 and 50,000 options at an exercise price of $3.57 per share, expiring on December 10, 2020. The options were granted under the Corporation’s Stock Option Plan.
(12)	In addition to the shareholdings above, Mr. Verley holds options to purchase up to a total of 250,000 Common Shares, 100,000 options at an exercise price of $5.28 per share and expiring on July 2, 2018, 100,000 options at an exercise price of $4.66 per share expiring on April 13, 2020 and 50,000 options at an exercise price of $3.57 per share, expiring on December 10, 2020. The options were granted under the Corporation’s Stock Option Plan.
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In April 2013, the Board adopted a majority voting policy. Under this policy, if a nominee for director receives a greater number of votes “withheld” from his or her election than votes “for” his or her election (a “Majority Withhold Vote”), such director shall promptly tender to the Board an offer to resign as a Corporation director following certification of the shareholder vote by the scrutineer at the Meeting (the “Scrutineer”) for such uncontested election. The Corporate Governance Committee of the Board will duly consider and recommend to the Board whether to accept or reject the resignation offer received from each director who received a Majority Withhold Vote. Following the recommendation of the Corporate Governance Committee, the independent members of the Board will make a determination of the action to take with respect to the offer or resignation, not later than 90 days after written certification of the shareholder vote by the Scrutineer.

According to the policy, the affected director cannot participate in the deliberations of the Corporate Governance Committee or the Board as to whether to request his or her resignation. The majority voting policy applies only in circumstances involving an uncontested election of directors, meaning an election in which the number of nominees is equal to the number of directors to be elected.

To the best of management’s knowledge, and except as set out in the proceeding paragraphs below, no proposed director is, or has been within the last ten years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any Corporation that:

(a)	was the subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer;
(b)	was subject to an order that was issued after the proposed director ceased to be a director, chief executive office or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or
(c)	within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

On April 3, 2007, Patrick Evans, a director of Eurasia Gold Inc. (“Eurasia”) up until March 26, 2007, along with the remaining directors, officers and insiders of Eurasia (collectively, the “Management”) were subject to a cease trade order issued by the Ontario Securities Commission (“OSC”), which required all trading in and all acquisitions of securities of Eurasia by Management to cease for a period of 15 days. The cease trade order was made because Eurasia failed to file its audited financial statements for the year ended December 31, 2006, management’s discussion and analysis relating to the audited annual financial statements for the year ended December 31, 2006, and annual information form for the year ended December 31, 2006 (collectively, the “Year-End Financial Documents”). At a hearing held before the OSC on April 16, 2007, it was further ordered that all trading in and acquisitions of securities of Eurasia by any of the Management cease until Year-End Financial Documents were filed with the OSC. The cease trade order expired on April 25, 2007 when the Year-End Financial Documents were filed in accordance with the Ontario securities legislation. Prior to the issuance of the cease trade order, Patrick Evans had resigned as a director of Eurasia and he has not been involved with Eurasia in any capacity since March 26, 2007.

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David Whittle was a director of Image Innovations Holdings Inc. (“Image”), a company incorporated in the United States. Image and its subsidiaries filed voluntary petitions for relief under Chapter 11, Title 11 of the United States Code on July 6, 2006. Image’s Joint Chapter 11 Liquidating Plan was confirmed by the Bankruptcy Court on August 21, 2007, and the Final Decree closing the Chapter 11 cases was entered August 28, 2008.

Jonathan Comerford was a director of Newfoundland and Labrador Refining Corporation (“NLRC”), incorporated under Newfoundland law November 28, 2005. NLRC sought bankruptcy protection under the Canadian Bankruptcy and Insolvency Act on June 19, 2008, and subsequently obtained Court approval for a proposal to creditors to sell or finance NLRC’s projects’ interests.

To the best of management’s knowledge, no proposed director has, within the ten years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

To the best of management’s knowledge, no proposed director has been subject to:

(a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or
(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed nominee director.
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EXECUTIVE COMPENSATION

For the purposes of this Information Circular:

(a)	“Chief Executive Officer” or “CEO” of the Corporation means the individual who served as chief executive officer of the Corporation during the most recently completed financial year;
(b)	“Chief Financial Officer” or “CFO” of the Corporation means the individual who served as chief financial officer of the Corporation during the most recently completed financial year;
(c)	“executive officer” of the Corporation means an individual who is a Chairman or Vice-Chairman of the Board, the President, a Vice-President in charge of a principal business unit, division or function including sales, finance or production, an officer of the Corporation or any of its subsidiaries who performed a policy-making function in respect of the Corporation, or any other individual who performed a policy-making function in respect of the Corporation;
(d)	“Named Executive Officers” or “NEO” means;
(i)	the CEO;
(ii)	the CFO;
(iii)	each of the Corporation’s three most highly compensated officers (including any of its subsidiaries), other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total compensation, individually, exceeded $150,000; and
(iv)	any additional individuals for whom disclosure would have been provided under (iii) except that the individual was not serving as an officer of the Corporation or its subsidiaries, nor acting in a similar capacity, at the end of the most recently completed financial year;
(e)	“Option-Based Award” means an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights, and similar instruments that have option-like features;
(f)	“Share-Based Award” means an award under an equity incentive plan or equity-based instruments that do not have option-like features, including, for greater certainty, Common Shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units, and stock.
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Compensation Discussion and Analysis

Role of the Compensation Committee

The Compensation Committee is responsible for reviewing the Corporation’s compensation arrangements with its executive officers as determined to be needed.

When reviewing the compensation of the executive officers, as needed, the Compensation Committee considers the following objectives: (i) recruiting and retaining the executives critical to the success of the Corporation and the enhancement of shareholder value; (ii) providing fair and competitive compensation based upon a detailed comparison with the compensation levels paid for similar positions by similar companies; (iii) balancing the interests of management and shareholders of the Corporation; and (iv) rewarding performance, both on an individual basis and with respect to the business in general. The Compensation Committee has the responsibility of reviewing the executive officers’ total compensation package in consultation with the CEO and making proposals to the Board, reviewing and advising on stock option guidelines, including recommendations on specific option grants, and reviewing and communicating to the Board the compensation policies and principles that will be applied to other executives and employees of the Corporation.

Compensation Philosophy

The Corporation’s compensation philosophy provides that any and all employees, including those consulting in management roles, receive compensation based on the market value for the type of role they perform. Compensation currently includes two elements: (a) consulting fees (pursuant to the consulting agreements with the NEOs), and (b) long-term incentives by way of the grant of stock options in accordance with the policies of the TSX, the NASDAQ, and the Corporation’s stock option plan (the “Stock Option Plan”).

On May 17, 2016, the Board approved the adoption of a comprehensive long-term equity incentive plan designed to replace the Corporation’s Stock Option Plan with a new streamlined plan entitled the “Long Term Equity Incentive Plan” (the “Incentive Plan”), a copy of which is attached hereto as Schedule “B”. At the Meeting, Shareholders will be asked to consider, and, if deemed appropriate, approve, with or without variation, a resolution in the form set out in Schedule “C” confirming, ratifying and approving, the adoption of the Incentive Plan. See “Particulars of Other Matters to be Acted Upon - Approval of Long Term Equity Incentive Plan on page 32 of this information circular.

The Corporation does not provide sponsored or defined pension or retirement plans, nor does it provide any other benefit plans. Employees and/or consultants to the Corporation are expected to provide for their own benefits and retirement.

Composition of the Compensation Committee

The Corporation’s Compensation Committee consists of Jonathan Comerford, Carl Verley (Chair), and David Whittle, three (3) non-management directors (each of whom is also an “independent” director, as defined in the National Instrument 52-110 - Audit Committees, United States securities laws and NASDAQ rules). However, compensation matters may also be reviewed and approved by the Board.

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Mr. Comerford, Mr. Verley and Mr. Whittle are directors and/or officers of other companies and have experience in compensation matters. The Board believes that the members of the Compensation Committee collectively have the knowledge, experience and background required to fulfill their mandate. Such knowledge, experience and background enables them to make decisions regarding the sustainability of the Corporation’s compensation policies and practices. Mr. Verley has been the Chair of the Compensation Committee since 2003.

For a discussion of the policies and practices adopted by the board to determine the compensation for the Company’s directors and executive officers, see above under “Compensation Discussion and Analysis”.

Report on Executive Compensation

The Compensation Committee has no formal compensation policy. However, executive officers are compensated in a manner consistent with their respective contributions to the overall benefit of the Corporation.

Executive compensation is generally based on discussion by the Compensation Committee or by the Board. The Corporation entered into consulting agreements with the CEO, Patrick Evans, in November 2005 (amended in August 2009 and May 2013). The Corporation entered into a consulting agreement with the CFO, Bruce Ramsden, in January, 2013 and amended on January 1, 2014. The compensation granted to the CEO and the CFO is primarily cash-based however, Patrick Evans was granted options upon the execution of his consulting agreement (and the amended consulting agreement) in order to align the interests of management and shareholders. For an overview of these consulting agreements, please refer to the discussion below under the heading “Executive Compensation - Employment/Consulting Agreements of NEOs”.

As part of the Compensation Committee’s “Terms of Reference”, the Compensation Committee is tasked with the responsibility of reviewing and recommending any changes to compensation for the Corporation’s senior management, or to defer such discussions to the Board, and to make any recommendations for the granting of options. The Compensation Committee finalized its recommendations to the Board for changes to compensation for management, including the grant of options to Mr. Evans and Mr. Ramsden in December 2015. Directors were granted options, but Directors’ fees were not increased in 2015.

Elements of Compensation

Consulting Fees

Pursuant to the consulting agreements noted above, the CEO and CFO provide consulting services to the Corporation in connection with their respective roles with the Corporation. There are no other NEOs with employment or other agreements with the Corporation.

The Corporation has not retained a compensation consultant or advisor to assist the Board of Compensation Committee in determining compensation for any of the Corporation’s directors or executive officers.

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Long-Term Incentives

The Corporation provides long-term incentives by granting stock options to executive officers in accordance with the policies of the TSX and the Corporation’s Stock Option Plan. Any options granted permit executive officers to acquire Common Shares at an exercise price equal to the closing market price of such shares at the time of grant of the option. The objective of granting options is to encourage executive officers to acquire an ownership interest in the Corporation over a period of time, which acts as financial incentive for such executive officers to consider the long-term interests of the Corporation and its shareholders.

When determining the number of stock options to be granted to an executive officer, the Compensation Committee takes into account the number and terms of stock options previously granted to the executive officer, if any, and option compensation granted by similar companies to executives with similar responsibilities.

On May 17, 2016, the Board approved the adoption of the Incentive Plan, which is designed to replace the Corporation’s Stock Option Plan. A copy of the Incentive Plan is attached hereto as Schedule “B”. At the Meeting, Shareholders will be asked to consider, and, if deemed appropriate, approve, with or without variation, a resolution in the form set out in Schedule “C” confirming, ratifying and approving, the adoption of the Incentive Plan. See “Particulars of Other Matters to be Acted Upon - Approval of Long Term Equity Incentive Plan.

Other Compensation

The Corporation provides no compensation to its NEOs other than the amounts under their respective consulting arrangements and Long-Term Incentives as described above. For greater certainty, the Corporation makes no commitments for Option-Based Awards or Share-Based Awards other than the stock options granted pursuant to the Corporation’s Stock Option Plan.

Compensation Risk

In the upcoming year, the Compensation Committee will undertake a review of the risks associated with the Corporation's compensation of its NEOs, other executives (if any), and directors and, based on the review, the Board will determine whether any steps should be taken to mitigate and/or manage any identified risks.

NEOs and directors are discouraged from purchasing financial instruments designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director, and to the knowledge of the Corporation, no NEO or director has undertaken such hedging transactions. The Corporation does not, however, have a policy expressly prohibiting such purchases.

Employment/Consulting Agreements of NEOs

The Corporation and its subsidiaries have no employment contracts with any Named Executive Officer, but have Consulting Agreements with the CEO and CFO, the Corporation’s only Named Executive Officers.

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CEO Compensation

The Corporation has a Consulting Agreement with Patrick Evans for his services as President and CEO which was effective November 1, 2005 and amended in August 2009 and May 2013 (the “Evans Agreement”). The amended agreement allows for the provision of future performance-based bonus payments. The monthly consulting fee under the Evans Agreement is $25,000, and in the year ended December 31, 2015, the Corporation paid or accrued a total of $820,500 in monthly consulting fees and bonuses to Mr. Evans. Effective January 1, 2016 Mr. Evans’ consulting fee was increased to $33,333 per month. Under the Evans Agreement, Patrick Evans is entitled to receive a severance payment equal to six months of his annual compensation in the event that the Evans Agreement is terminated, without cause by the Corporation (as defined in the Evans Agreement). In the event of termination as a result of change in control of the Corporation (as defined in the Evans Agreement), Patrick Evans will receive a severance payment equal to 24 months of his total annual compensation, benefits and full incentive compensation for the same period, all payable within 30 days of termination. In addition, the Corporation will fully fund Mr. Evans RBC life insurance policy to maturity through a lump sum payment, estimated at approximately $400,000 based on term of the policy and prevailing interest rates. All stock options held by Mr. Evans will vest upon the Change of Control.

CFO Compensation

The Corporation entered into a Consulting Agreement with a corporation controlled by Bruce Ramsden, to provide the services of Mr. Ramsden as VP Finance, effective February 1, 2013 and as VP Finance, Chief Financial Officer and Corporate Secretary, effective May 1, 2013 (the “Ramsden Agreement”). The Ramsden Agreement provides for a monthly consulting fee of $16,667, and in the year ended December 31, 2015, the Corporation paid or accrued a total of $415,500 in monthly consulting fees and bonuses under the Ramsden Agreement. The consulting fee was adjusted on January 1, 2016 to $17,500 per month. Under the Ramsden Agreement, the consultant corporation is entitled to receive a severance payment equal to $145,000 plus all benefits in the event that the Ramsden Agreement is terminated without cause by the Corporation (as defined in the Ramsden Agreement). In the event of termination as a result of change in control of the Corporation (as defined in the Ramsden Agreement), the consultant corporation is entitled to receive, within 30 days of the termination, a severance payment equal to $290,000 plus all benefits payable for 12 months. All stock options held by the consultant corporation will vest upon the Change of Control.

Performance Graph

The following chart compares the total cumulative shareholder return for $100 invested in Common Shares, beginning on March 31, 2008, with the cumulative total return of the S&P/TSX Composite Index (“S&P/TSX Index”) for the five most recently completed financial years of the Corporation.

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Mountain Province Diamonds Inc. (“MPV”)
Cumulative Value of $100 Investment January 1, 2010

	Dec 2010	Dec 2011	Dec 2012	Dec 2013	Dec 2014	Dec 2015
MPV	$6.50	$3.90	$3.89	$5.29	$4.85	$3.96
S & P/TSX Composite Index	13,443.22	11,955.09	12,433.50	13,621.55	14,632.44	13,009.95

Over this period of time, the trend in the level of compensation paid to executive officers has been broadly similar to the trend of the Corporation's cumulative total shareholder return relative to the cumulative total return of the S&P/TSX Index, allowing for the increase over this period of the Corporation's management responsibilities and financing requirements as its primary mining project has advanced toward the development phase.

Share-Based and Option-based awards

The Corporation’s Stock Option Plan has been used to provide share purchase options which are granted in consideration of the level of responsibility of the executive as well as his or her impact or contribution to the longer-term operating performance of the Corporation. In determining the number of options to be granted to the executive officers, the Board takes into account the number of options, if any, previously granted to each executive officer, and the exercise price of any outstanding options to ensure that such grants are in accordance with the policies of the TSX, and closely align the interests of the executive officers with the interests of shareholders.

The Compensation Committee has the primary responsibility of administering the compensation policies related to the executive management of the Corporation, including option-based awards.

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On May 17, 2016, the Board approved the adoption of the Incentive Plan, which is designed to replace the Corporation’s Stock Option Plan. The Incentive Plan provides for the issuance of stock appreciation rights, deferred share units and other share-based awards. A copy of the Incentive Plan is attached hereto as Schedule “B”. At the Meeting, Shareholders will be asked to consider, and, if deemed appropriate, approve, with or without variation, a resolution confirming, ratifying and approving, the adoption of the Incentive Plan. See “Particulars of Other Matters to be Acted Upon - Approval of Long Term Equity Incentive Plan” on page 32 of this information circular.

Summary Compensation Table

The following table (presented in accordance with National Instrument Form 51-102F6) sets forth all direct and indirect compensation provided to the Corporation’s Named Executive Officers for the financial years ended December 31, 2015, 2014 and 2013.

NEO Name and Principal Position	Year	Salary ($)	Share-Based Awards ($)	Option-Based Awards ($)(4)	Non-Equity Incentive Plan Compensation ($)		Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
					Annual Incentive Plans ($)	Long-term Incentive Plans ($)
Patrick Evans(1) (President and CEO)	2015 2014 2013	$300,000 $270,000 $260,000	Nil Nil Nil	$598,175 $137,000 $156,700	$520,500 $229,500 $270,000	Nil Nil Nil	Nil Nil Nil	Nil Nil $6,667	$1,418,675 $636,500 $693,367
Jennifer Dawson(2) (CFO)	2015 2014 2013	N/A N/A $108,563	N/A N/A Nil	N/A N/A $115,875	N/A N/A Nil	N/A N/A Nil	N/A N/A Nil	N/A Nil Nil	N/A N/A $108.563
Bruce Ramsden(3) (CFO)	2015 2014 2013	$200,000 $165,000 $140,800	Nil Nil Nil	$270,910 $68,650 $105,557	$215,500 $82,500 $46,080	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$686,410 $316,000 $292,437
(1)	Mr. Evans was paid $300,000 for the year ended December 31, 2015 and $270,000 for the year ended December 31, 2014 and $260,000 for the year ended December 31, 2013, pursuant to the terms of the Evans Agreement for his services as President and CEO as well as the amounts indicated under “Annual Incentive Plans” for the year ended December 31, 2015, December 31, 2014, and the year ended December 31, 2013, also pursuant to the Evans Agreement in August 2009 and May 2013. Mr. Evans is also a director of the Corporation and received a fee of $Nil for acting in this capacity for the year ended December 31, 2015, $Nil for the year ended December 31, 2014, and $6,667 for the year ended December 31, 2013. Mr. Evans’ payment under the annual incentive plan for December 31, 2015 was accrued and paid to him in December 2015. His payment under the annual incentive plan for December 31, 2014 was earned by him and paid by the Corporation in February 2015.
(2)	Ms. Dawson left the Corporation on April 30, 2013.
(3)	Mr. Ramsden joined the Corporation on February 1, 2013 as VP Finance and on May 1, 2013 as VP Finance, CFO and Corporate Secretary.
(4)	In the fiscal year ended December 31, 2015, 200,000 stock options were granted on April 14, 2015 and 250,000 stock options were granted on December 11, 2015 to Mr. Evans in his capacity as President and CEO, and 100,000 stock options were granted on April 14, 2015 and 100,000 stock options were granted on December 11, 2015 to Mr. Ramsden in his capacity as CFO. These options vested immediately and expire on April 12, 2020 and December 10, 2020 respectively. They have an exercise price of $4.66 and $3.57 per share respectively.

They were valued using the Black-Scholes model (a common methodology) as the methodology to calculate the grant date fair value and the Corporation relied on the following key assumptions and estimates for the calculation of these Option-based Awards:

April 14, 2015 Stock Options

Dividend yield - nil; Expected volatility - 37.76%; Risk-free rate of return - 0.73%; Expected life of options - 5 years. The fair value at the time of grant was calculated to be $476,400 for the options granted to Mr. Evans and Mr. Ramsden.

December 11, 2015 Stock Options

Dividend yield - nil; Expected volatility - 34.8%; Risk-free rate of return - 0.74%; Expected life of options - 5 years. The fair value at the time of grant was calculated to be $394,485 for the options granted to Mr. Evans and Mr. Ramsden.

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Incentive Plan Awards

The Corporation does not have any incentive plans for NEOs except for Mr. Evans and Mr. Ramsden, pursuant to the Evans and Ramsden Agreements, as previously discussed.

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all awards outstanding under incentive plans of the Corporation at the end of the most recently completed financial year, including awards granted before the more recently completed financial year, to each of the Named Executive Officers:

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the-Money Options(1) ($)	Number of Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value of Share-Based Awards That Have Not Vested ($)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed ($)
Patrick Evans	250,000 200,000 100,000 100,000 100,000	$3.57 $4.66 $5.29 $5.00 $4.84	December 10, 2020 April 13, 2020 February 13, 2019 May 13, 2018 March 7, 2017	$97,500 Nil Nil Nil Nil	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil
Bruce Ramsden	100,000 100,000 50,000 100,000	$3.57 $4.66 $5.29 $4.08	December 10, 2020 April 13, 2020 February 13, 2019 January 31, 2018	$39,000 Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil
(1)	This amount is calculated based on the difference between the market value of the securities underlying the options at the end of the most recently completed financial year, which is $3.96, and the exercise or base price of the vested options.

Incentive Plan Awards - Value Vested or Earned During The Year

The following table sets out the value of the option-based awards that vested during the financial year ended December 31, 2015 for each Named Executive Officer. There were no share-based awards or non-equity incentive plan compensation amounts:

NEO Name	Option-Based Awards - Value Vested during the Year(1) ($)
Patrick Evans	$97,500
Bruce Ramsden(2)	$39,000
(1)	The value of unexercised in-the-money options on date vested is based on the number of options that became vested on the applicable date and is calculated based on the difference between the market value of the Common Shares on the TSX as at the date of vesting and the exercise price of the option. Options granted during the year vested immediately and the exercise price represented market value at the time of the grant (and vesting).
(2)	Mr. Ramsden commenced as CFO on May 1, 2013.
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Stock Option Plan

The Stock Option Plan was established on November 26, 1998 and later amended on September 27, 2002 and September 10, 2009. It was approved by the shareholders of the Corporation at the annual and special meeting of shareholders of the Corporation on September 10, 2009 and re-approved at the annual meeting of shareholders on June 14, 2012. The Stock Option Plan allows the Board, from time to time and in its sole discretion, to determine the eligibility of those directors, employees and other persons who provide ongoing services to the Corporation, who are eligible to participate under the Stock Option Plan. The Board believes that stock options provide an effective tool for the Corporation to enable it to attract and retain key personnel in the face of competition from larger companies.

The Stock Option Plan provides that the maximum number of shares that may be reserved for issuance will be 10% of the Corporation’s issued and outstanding shares at the time of the grant. As of May 17, 2016 there are 2,950,000 stock options outstanding representing 1.9% of the issued and outstanding common shares of the Corporation.

The material terms of the Stock Option Plan are as follows:

1.	In no case may the issuance of shares under the Stock Option Plan and any other share compensation arrangement of the Corporation result in:
(a)	the number of shares reserved for issuance:
(i)	to insiders exceeding 10% of the Corporation’s issued and outstanding share capital; or
(ii)	to any one person exceeding 5% of the Corporation’s issued and outstanding share capital;
(b)	the number of shares issued within a one year period:
(i)	to insiders exceeding 10% of the Corporation’s issued and outstanding share capital; or
(ii)	to any one insider and its associates exceeding 5% of the Corporation’s issued and outstanding share capital.
2.	The exercise price of any option issued under the Stock Option Plan shall not be less than the market value of the Common Shares as of the date of the grant. The market value of the Common Shares shall be determined in accordance with the Stock Option Plan, but in any event shall not be less than the closing price of the Common Shares on the TSX on the business day immediately prior to the date of the grant. If the Corporation’s Common Shares are not listed on an organized trading facility, then the market value will be, subject to the necessary approvals of the applicable regulatory authorities, that value as is determined by resolution of the Board.
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3.	Subject to all applicable securities laws and regulations and the rules and policies of all applicable regulatory authorities, the Board may attach terms and conditions to a grant of option under the Stock Option Plan. These terms and conditions may include, but are not necessarily limited to, the following:
(a)	providing that an option expires on a specified date after the option holder ceases to be a director or employee of the Corporation or ceases to provide services to the Corporation;
(b)	providing that a portion or portions of an option vest after certain periods of time or expire after certain periods of time; and
(c)	providing that an option be exercisable immediately, in full, notwithstanding that it has vesting provisions, upon the occurrence of certain events, such as a friendly or hostile takeover bid for the Corporation.
4.	The expiry date of an option under the Stock Option Plan shall be the date so fixed by the Board on the date of the grant, provided such expiry date shall be no later than the tenth anniversary of the date of the grant.
5.	Options issued under the Stock Option Plan may not be assigned or transferred except to the legal personal representatives of a deceased optionee.
6.	The Stock Option Plan provides for the cashless exercise of options in the event of a bona fide offer (an “Offer”) for common shares of the Corporation made to holders of options, or to shareholders of the Corporation generally, or to a class of shareholders which includes the option holders, which Offer, if accepted in whole or in part, would result in the offeror becoming a control person of the Corporation, within the meaning given to “control person” in the Securities Act (Ontario), and all stock options will become vested and any optionee may surrender his or her options to the Corporation and receive a payment equal to:
(a)	if the Offer is a cash offer, the difference between the option price and the offer price under the Offer; and
(b)	if the Offer is in securities of the offeror, a number of securities of the offeror based on the difference between the Offer consideration and the option exercise price, multiplied by the number of Common Shares held under option.

If the Offer is not completed in the time and manner specified in the Offer, or if the Offeror does not take up all Common Shares tendered by the Option Holder, any Common Shares issued upon exercise of stock options may be returned to the Corporation and the stock options reinstated.

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7.	If the Stock Option Plan is not re-approved at the Meeting, any existing options will remain in effect so long as such options remain outstanding. However no further grants of stock options may be made by the Corporation until a stock option plan is approved by the shareholders. Any Common Shares subject to a stock option which for any reason is cancelled or terminated without having been exercised shall not be available for further stock option grants. Options that are exercised shall not be available for subsequent option grants.
8.	The Board may from time to time amend the Stock Option Plan and the terms and conditions of any option granted under the Stock Option Plan without obtaining shareholder approval and, without limitation, may make amendments for the purpose of meeting any changes in any relevant law, rule or regulation applicable to the Stock Option Plan, or for any other purpose which may be permitted by all relevant laws, regulations, rules and policies provided that any such amendment shall not alter the terms or conditions of any option issued under the Stock Option Plan or impair any right of any option holder pursuant to any option awarded prior to such amendment. The Board’s discretion includes, without limitation, the authority to make amendments respecting administration of the plan, to change the class of eligible persons under the plan, to substitute any option with another award of the same or a different type, to adjust for any share consolidation or reclassification, to clarify any ambiguity, inconsistency or omission in the Stock Option Plan and other amendments of a clerical or housekeeping nature, to alter the vesting or termination provisions, and to modify the mechanics of exercise.
9.	The exercise price of any outstanding stock option granted to any non-insiders of the Corporation may not be reduced unless shareholder approval is obtained. The exercise price of any outstanding stock option may not be reduced and the original exercise period may not be extended to the benefit of insiders of the Corporation unless disinterested shareholder approval is obtained.

On May 17, 2016, the Board approved the adoption of the Incentive Plan, which is designed to replace the Corporation’s Stock Option Plan. The Incentive Plan provides for the issuance of stock appreciation rights, deferred share units and other share-based awards. A copy of the Incentive Plan is attached hereto as Schedule “B”. At the Meeting, Shareholders will be asked to consider, and, if deemed appropriate, approve, with or without variation, a resolution in the form set out in Schedule “C” confirming, ratifying and approving, the adoption of the Incentive Plan. See “Particulars of Other Matters to be Acted Upon - Approval of Long Term Equity Incentive Plan” on page 32 of this information circular.

Pension Plan Benefits

The Corporation does not have any form of pension plan that provides for payments or benefits to the Named Executive Officers at, following, or in connection with retirement. The Corporation does not have any form of deferred compensation plan.

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Termination and Change of Control Benefits

Except as disclosed above under the heading “Executive Compensation - Employment/Consulting Agreements of NEOs”, the Corporation and its subsidiaries do not have any contracts, agreements, plans or arrangements that provide for payments to a Named Executive Officer at, following, or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, change in control of the Corporation, or change in a Named Executive Officer’s responsibilities.

Director Compensation

Director Compensation Table

The following table sets forth all amounts of compensation provided to the directors, who are each not also a Named Executive Officer, for the Corporation’s most recently completed financial year ended December 31, 2015:

Director Name	Fees Earned ($)(1)	Other fees earned	Share-Based Awards ($)	Option-Based Awards ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
Jonathan Comerford	$40,000	$Nil	Nil	$321,833	Nil	Nil	Nil	$361,833
Peeyush Varshney	$35,000	Nil	Nil	$214,555	Nil	Nil	Nil	$249,555
Carl Verley	$35,000	Nil	Nil	$214,555	Nil	Nil	Nil	$249,555
David Whittle	$35,000	$Nil	Nil	$214,555	Nil	Nil	Nil	$249,555
Bruce Dresner	$30,000	$Nil	Nil	$214,555	Nil	Nil	Nil	$244,555
(1)	Effective January 1, 2015, compensation for the directors has been approved at the following levels: the Chairman of the Board is entitled to receive $40,000 per annum, the Chairman of the Audit Committee is entitled to receive $35,000 per annum, the director serving as the Corporation’s Qualified Person is entitled to receive $35,000 per annum, the Director serving as the Corporate Governance Chairman is entitled to receive $35,000 per annum and all other directors are entitled to receive $30,000 per annum. These amounts continue to be paid semi-annually in advance. Compensation for 2016 has not been adjusted.

As stated previously in this Information Circular, the Corporation has a stock option plan for the granting of incentive stock options to the officers, employees, and directors. The purpose of granting such options is to assist the Corporation in compensating, attracting, retaining and motivating the directors of the Corporation and to closely align the personal interests of such persons to those of the shareholders. For further details about the Stock Option Plan, please refer to the discussion above under the heading “Executive Compensation - Stock Option Plan”.

Incentive Plan Awards - Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all awards outstanding under incentive plans of the Corporation at the end of the most recently completed financial year, including awards granted before the most recently completed financial year, to each of the directors who are not Named Executive Officers:

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	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the-Money Options(1) ($)	Number of Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value of Share-Based Awards That Have Not Vested ($)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed ($)
Jonathan Comerford	75,000 150,000 150,000	$3.57 $4.66 $5.28	December 10, 2020 April 13, 2020 July 2, 2018	$29,250 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Peeyush Varshney	50,000 100,000 100,000	$3.57 $4.66 $5.28	December 10, 2020 April 13,2020 July 2, 2018	$19,500 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
David Whittle	50,000 100,000 100,000	$3.57 $4.66 $5.28	December 10, 2020 April 13,2020 July 2, 2018	$19,500 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Carl Verley	50,000 100,000 100,000	$3.57 $4.66 $5.28	December 10, 2020 April 13,2020 July 2, 2018	$19,500 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Bruce Dresner	50,000 100,000 100,000 50,000	$3.57 $4.66 $4.06 $5.28	December 10, 2020 April 13, 2020 March 10, 2018 July 2, 2018	$19,500 Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil
(1)	This amount is calculated based on the difference between the market value of the securities underlying the options at the end of the most recently completed financial year, which is $3.96, and the exercise or base price of the option.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets out the value of the option-based awards that vested during the financial year ended December 31, 2015 for each non-executive director. There were no share-based awards or non-equity incentive plan compensation amounts:

Director Name	Option-Based Awards - Value Vested during the Year (1) ($)
Jonathan Comerford	Nil
Bruce Dresner	Nil
Peeyush Varshney	Nil
Carl Verley	Nil
David Whittle	Nil
(1)	The value of unexercised in-the-money options on the date vested is based on the number of options that became vested on the applicable date and is calculated based on the difference between the market value of the Common Shares on the TSX as at the date of vesting and the exercise price of the option.
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INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date of this Information Circular, no executive officer, director, employee or former executive officer, director or employee of the Corporation or any of its subsidiaries is, or at any time since the beginning of the most recently completed financial year, has any of them been, indebted to the Corporation, or any of its subsidiaries, nor is any of these individuals, or at any time since the beginning of the most recently completed financial year, has any of them been, indebted to another entity which indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

APPOINTMENT AND REMUNERATION OF AUDITOR

Shareholders will be asked to approve the reappointment of KPMG LLP, Chartered Accountants (“KPMG”), as the auditor of the Corporation to hold office until the next annual general meeting of the shareholders at remuneration to be fixed by the directors. The auditor was first appointed on August 6, 1998.

MANAGEMENT CONTRACTS

No management functions of the Corporation or its subsidiaries are performed to any substantial degree by a person other than the directors or executive officers of the Corporation or its subsidiaries.

DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

Corporate Governance relates to the activities of the Board of Directors. National Policy 58-201 - Corporate Governance Disclosure (“NI 58-201”) and the Sarbanes-Oxley Act of 2002 (the “Act”), the rules adopted by the United States Securities and Exchange Commission (the “SEC”) pursuant to the Act, and the NASDAQ corporate governance rules (the “NASDAQ Rules”) as they apply to foreign private issuers, together establish corporate governance guidelines which apply to the Corporation. Corporate governance relates to activities of the Board, the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day to day management of the Corporation. The Board is committed to sound corporate governance practices which are both in the interests of its shareholders and contribute to effective and efficient decision making. NI 58-101 - Disclosure of Corporate Governance Practices requires that each reporting company disclose its corporate governance practices on an annual basis.

The Corporation’s general approach to corporate governance is summarized below.

Board of Directors

The Board is currently composed of six directors. All the six proposed nominees are current directors.

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Independence

Section 1.4 of National Instrument 52-110 (“NI 52-110”) sets out the standard for director independence. Under NI 52-110, a director is independent if he has no direct or indirect material relationship with the Corporation. A material relationship is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment. NI 52-110 also sets out certain situations where a director will automatically be considered to have a material relationship with the Corporation.

Applying the definition set out in section 1.4 of NI 52-110, and applicable United States securities laws and NASDAQ Rules, five of the six members of the Board are independent. The members who are independent are: Jonathan Comerford, Carl Verley, David Whittle, Bruce Dresner, and Peeyush Varshney.

Patrick Evans is not independent by virtue of the fact that he is an executive officer of the Corporation (Mr. Evans has been the President and CEO since November 2005).

In order to facilitate its exercise of independent judgment in carrying out the responsibilities of the Board, the Board ensures that a majority of independent directors sit on all Board committees.

Other Directorships

In addition to their positions on the Board, the following directors also serve as directors of the following reporting issuers or reporting issuer equivalents as of the date of this Information Circular:

Name of Director	Reporting Issuer(s) or Equivalent(s)
Patrick Evans	Archon Minerals Limited.
Jonathan Comerford	Kennady Diamonds Inc.
Bruce Dresner	Sherman Fairchild Foundation (nonprofit)
Peeyush Varshney	Afrasia Mineral Fields Inc.; Mexigold Corp.; Trigen Resources Inc.; Minaean SP Construction Corp.; Open Gold Corp.; Broome Capital Inc.; Canada Zinc Metals Corp.; Margaret Lake Diamonds Inc.
Carl Verley	None
David Whittle	Kennady Diamonds Inc.

Meetings of Directors

The Board meets as necessary in the absence of management to ensure the Board’s functional independence from management. The Corporation recognizes the desirability of directors being able to consult outside professional advice, as appropriate, in the discharge of their duties.

Since the beginning of the Corporation’s most recently completed financial year, the independent directors have not held a meeting at which non-independent directors were not in attendance. The independent directors do not hold regularly scheduled meetings without non-independent directors and the Corporate Secretary (who is also a member of senior management). Open and candid discussion among independent directors is encouraged, and the independent directors are free to communicate with each other independent of the non-independent director and management as they feel is appropriate, and by the means they consider appropriate.

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Independence of Chair

The Corporation’s corporate governance structure recognizes the value of separating the offices of the Chair and the CEO. Patrick Evans is the Corporation’s President and Chief Executive Officer and the Board is chaired by Jonathan Comerford, an independent director.

Attendance

The Board meets on a regularly scheduled basis and more frequently if required. Since January 1, 2015, the beginning of the most recently completed financial year, the Board met 14 times. Jonathan Comerford, Patrick Evans, David Whittle, Carl Verley, Bruce Dresner and Peeyush Varshney attended all 14 meetings.

Board Mandate

The Board is required to supervise the management of the business and affairs of the Corporation and to act with a view to the best interests of the Corporation and its shareholders. The Board actively oversees the development, adoption and implementation of the Corporation’s strategies and plans. The Board’s responsibilities include:

(a)	representing the interests of the shareholders in all significant decisions affecting the Corporation and ensuring that shareholders are kept informed of developments affecting the Corporation;
(b)	the Corporation’s strategic planning process,
(c)	the identification of the principal risks of the Corporation’s business and ensuring the implementation of appropriate systems to manage risk,
(d)	reviewing significant operational and financial issues as they arise and providing direction to management of these matters
(e)	acting diligently to ensure that the Corporation fulfils its legal and regulatory requirements
(f)	evaluating the effectiveness of senior management and establishing their compensation,
(g)	evaluating whether or not directors receive the information they require to perform their duties as directors,
(h)	the Corporation’s succession planning, including appointing, training and monitoring senior management,
(i)	the Corporation’s major business development initiatives,
(j)	the integrity of the Corporation’s internal control and management information systems,
(k)	the Corporation’s policies for communicating with shareholders and others, and
(l)	the general review of the Corporation’s results of operations.
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The Board considers certain decisions to be of sufficient importance to the Corporation and as such, requires management to seek the prior approval of the Board with respect to these decisions. Such decisions include:

(a)	approval of the annual capital budget and any material changes to the operating budget,
(b)	approval of the Corporation’s business plan and monitoring performance,
(c)	acquisition of, or investments in, new business,
(d)	changes in the nature of the Corporation’s business,
(e)	changes in senior management, and
(f)	all matters as required under the Business Corporations Act (Ontario).

Position Descriptions

There are no written position descriptions for the Chair of the Board and the chairs of each Board committee. The roles and responsibilities of each Board committee are included in the “Terms of Reference” for each Board committee. It is understood by the Board committee chairs that they are responsible for the overall management, guidance, and functioning of their respective committee. As well, there exists a Corporation Mandate for the Board, and the Chair of the Board understands that it is his role to ensure the overall management, guidance, and functioning of the Board.

The duties and responsibilities of the President and CEO are included in the Evans Agreement including the power and authority to manage, supervise and direct the Corporation’s business and affairs, and to undertake such other duties as may, from time to time, be assigned to the President and CEO by the Board. Such duties and responsibilities are indicated to be subject always to the control and direction of the Board.

Orientation and Continuing Education

Board turnover is relatively rare and, accordingly, the Corporation has not adopted a formalized process of orientation for new Board members. Orientation of new directors is conducted on an as-needed basis.

With respect to current directors, they are kept informed as to matters impacting, or which may impact, the Corporation’s operations through reports and presentations at Board meetings. Directors are also provided with the opportunity to meet with senior management and other employees, advisors and directors, who can answer any questions that may arise.

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Business Conduct Policy

The Corporation has adopted a Business Conduct Policy (May 2006, amended in September 2010) posted on its website and available on SEDAR at www.sedar.com and on the SEC’s website at http://sec.gov/edgar.shtml as an exhibit to the Corporation’s annual report on Form 20-F for the year ended March 31, 2006. The amended Business Conduct Policy was included in an exhibit to the Corporation’s annual report on Form 20-F for the year ended December 31, 2010.

Shareholders may request copies of the Corporation’s Business Conduct Policy by contacting the Corporation at 161 Bay Street, Suite 2315, P.O. Box 216, Toronto, Ontario, Canada M5J 2S1, by mail, or by telephone at 416-361-3562.

Annually, the Corporation’s officers and key consultants provide their recognition of the current policy and understanding of its importance. The Business Conduct Policy provides guidance to the directors and officers individually, and to the Board as a whole, to ensure the exercise of independent judgment in considering transactions and agreements where a director or officer might have a material interest. Having an independent director, Jonathan Comerford, as the chair of the Board, also helps to ensure independent judgment and to encourage and promote a culture of ethical business conduct.

The Board considers that the fiduciary duties placed on individual directors by the Corporation’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director’s participation in decisions of the Board in which the director has an interest are sufficient to ensure that the Board operates independently of management and in the best interests of the Corporation.

Gender Diversity

The Board has not adopted a written policy relating to the identification and nomination of women directors. The directors of the Corporation have a fiduciary duty to act in the best interests of the Corporation. As part of that duty, the Board believes that it should be able to select and nominate for election or appointment as directors those individuals who will best serve the interests of the Corporation, regardless of gender. The Board believes that implementing such a policy will potentially restrict the Board’s ability to select those individuals that will best serve the interests of the Corporation.

The Board considers the level of representation of women on the board in identifying and nominating candidates for the appointment or election to the Board. In identifying and nominating candidates for election or appointment to the Board, the Board considers various factors, including, but not limited to: (i) the individual merits of each potential candidate, including their skills, education, background, experience and any previous contributions to the Corporation; (ii) the number and qualities of potential candidates and whether any such candidates are women; (iii) the current composition of the Board; and (iv) the needs of the Corporation. The ultimate selection will be based on serving the best interests of the Corporation.

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The Corporation considers the level of representation of women in executive officer positions when making executive officer appointments. In making executive officer appointments, the Corporation considers various factors, including, but not limited to: (i) the merits of each potential candidate, including their skills, education, background, experience and any previous contributions to the Corporation; (ii) the number and qualities of potential candidates and whether any such candidates are women; (iii) the composition of the executive officers; and (iv) the needs of the Corporation. The ultimate selection will be based on serving the best interests of the Corporation.

The Corporation has not adopted specific targets for gender or other dimensions of diversity at the Board or executive officer level due to the relatively small size of these groups. In addition, the Corporation believes that it is important that each appointment to the Board and at the executive officer level be made, and be perceived as being made, based on the merits of the individual and the needs of the Corporation at the relevant time. If specific targets were adopted based on specific criteria, including gender, this could limit the Corporation’s ability to ensure that the overall composition of the Board and its team of executive officers meets the needs of the Corporation.

As at the date hereof, the number of women on the Board is zero and the number of women in executive officer positions is zero. As at the date hereof, the number of women in management positions within the Corporation is one.

Nomination of Directors

The Board does not have a separate nominating committee. The Corporate Governance Committee will assess the performance and qualification of directors and assesses and recommend potential nominees to the Board, as needed.

Assessments

The Board monitors the adequacy of information given to directors, communication between the Board and management and the strategic direction and processes of the Board and Committees.

Board Committees

Committees of the Board are an integral part of the Corporation’s governance structure. There are three standing committees: the Audit Committee, the Compensation Committee, and the Corporate Governance Committee - established to devote the necessary expertise and resources to particular areas, and to enhance the quality of discussion at Board meetings. The Committees facilitate effective Board decision-making by providing recommendations to the Board on matters within their respective responsibilities. The Board believes that the Committees assist in the effective functioning of the Board and that the composition of the Committees should ensure that the views of unrelated and independent directors are effectively represented.

Each of these committees is comprised solely of non-management directors, each of whom is also independent. The committees, their mandates and memberships are outlined below.

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Compensation Committee

The Compensation Committee, in consultation with the President of the Corporation, reviews and recommends to the Board for approval all matters relating to the compensation of executives of the Corporation. The Compensation Committee has no formal compensation policy. The Compensation Committee monitors the performance of senior management generally. Executive officers are compensated in a manner consistent with their respective contributions to the overall benefit of the Corporation.

However, compensation matters may also be reviewed and approved by the Corporation’s entire board of directors.

Executive compensation is based on a combination of factors, including a comparative review of information provided to the Compensation Committee by compensation consultants, recruitment agencies and auditors as well as historical precedent.

Since January 1, 2015, the beginning of the most recently completed financial year, the Compensation Committee has held four meetings, on February 4, 2015, April 13, 2015, May 21, 2015 and November 6, 2015 in consideration of the Committee’s recommendation to the Board of compensation matters. These compensation matters included the annual incentive award to Mr. Evans and Mr. Ramsden, the granting of options to Mr. Evans, Mr. Ramsden and other employees and consultants, and the compensation for directors.

The Committee is composed of Jonathan Comerford, Carl Verley (Chair) and David Whittle, all of whom are independent directors.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee is responsible for developing the approach of the Corporation to the matters of corporate governance including the mandate, size and composition of the Board and its committees, and assessing the effectiveness of the Board, its members and the committees of the Board. Since January 1, 2015, the beginning of the most recently completed financial year, the Corporate Governance and Nominating Committee met three times. The Corporate Governance Committee is composed of Bruce Dresner, Carl Verley and Peeyush Varshney (Chair), all of whom are independent directors.

Audit Committee

Audit Committee Charter

The text of the Corporation’s Audit Committee Charter is attached as Schedule “A” to this Information Circular.

The Audit Committee meets with the independent auditors to review and inquire into matters affecting financial reporting matters, the system of internal accounting and financial controls and procedures, and the audit procedures and audit plans. The Audit Committee also recommends to the Board the auditors to be appointed. In addition, the Audit Committee reviews and recommends to the Board for approval the annual financial statements, the annual report and certain other documents required by regulatory authorities. During the most recently completed financial year, the Audit Committee met four times.

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Composition of the Audit Committee

As of the date hereof, the Audit Committee is composed of David Whittle (Chair), Jonathan Comerford, and Peeyush Varshney, all of whom are independent directors. All of the members of the Audit Committee are financially literate within the meaning of Section 1.6 of NI 52-110.

Relevant Education and Experience

David Whittle, Chair of the Audit Committee, is a Canadian-qualified Chartered Accountant in good standing with nineteen years’ experience as a director and senior executive and financial officer of various public companies listed in both Canada and the United States. Jonathan Comerford has a Masters in Business from the Michael Smurfit Business School and a Bachelor of Economics from University College, Dublin, and serves as Investment Manager at International Investment and Underwriting. Peeyush Varshney has a Bachelor of Commerce and extensive executive experience with several public companies.

Pre-Approval Policies and Procedures

The Audit Committee pre-approves all audit services to be provided to the Corporation by its independent auditors. The Audit Committee’s policy regarding the pre-approval of non-audit services to be provided to the Corporation by its independent auditors is that all such services shall be pre-approved by the Audit Committee. Non-audit services that are prohibited to be provided to the Corporation by its independent auditors may not be pre-approved. In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors. Since the enactment of the Sarbanes-Oxley Act of 2002, all non-audit services, performed by the Corporation’s auditor, for the fiscal year ended December 31, 2015, have been pre-approved by the Audit Committee of the Corporation. No non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement.

Audit Fees

“Audit Fees” are the aggregate fees billed by KPMG LLP (“KPMG”) for the audit of the Corporation’s consolidated annual financial statements, assistance with interim financial statements, attestation services provided in connection with statutory and regulatory filings or engagements, services associated with registration statements, prospectuses, periodic reports and other documents filed with securities regulatory bodies and stock exchanges and other documents issued in connection with securities offerings and admissions to trading, and assistance in responding to comment letters from securities regulatory bodies, and consultations with the Corporation’s management as to accounting or disclosure treatment of transactions or events and/or the actual or potential impact of final or proposed rules, standards or interpretations by the securities regulatory authorities, accounting standard setting bodies, or other regulatory or standard setting bodies.

Aggregate audit fees billed in fiscal December 31, 2015 by KPMG were $275,000 including fees for audits of the 2015 consolidated financial statements, interim reviews of March 31, 2015, June 30, 2015 and September 30, 2015 periods. The Corporation was billed $202,000 in the fiscal year ending December 31, 2014.

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Audit-Related Fees

“Audit-Related Fees” are fees that are or would be charged by KPMG for presentations or training on accounting or regulatory pronouncements including IFRS, due diligence services related to accounting and tax matters in connection with potential acquisitions/dispositions, advice and documentation assistance with respect to internal controls over financial reporting and disclosure controls and procedures of the Corporation, and if applicable, audits of financial statements of a company's employee benefit plan.

"Audit Related Fees" charged by KPMG during the fiscal period ended December 31, 2015 were nil and nil for the fiscal year ending December 31, 2014. All such services were approved by the Audit Committee.

Tax Fees

“Tax Fees” are fees for professional services rendered by KPMG for tax compliance, and tax advice on actual or contemplated transactions.

Aggregate tax fees billed in fiscal December 2015 by KPMG were $77,667 (December 31, 2014 - $69,700) of which $32,566 (December 31, 2014 - $16,000) relates to tax compliance and $Nil (December 31, 2014 - $53,700) relates to services in connection with income tax advice and the structuring of two wholly owned subsidiaries. These services were approved by the Audit Committee.

All Other Fees

In the fiscal year ending December 31, 2015, aggregate fees billed by KPMG were nil for advice (December 31, 2014 - nil).

RESPONSE TO SHAREHOLDERS

The Corporation communicates regularly with its shareholders and maintains a website at www.mountainprovince.com. Management is available to shareholders to respond to questions and concerns. The Board believes that management’s communications with shareholders, and the avenues available to shareholders and others interested in the Corporation to have their inquiries about the Corporation answered, are responsive and effective.

If you have issues, questions or comments which you would like to have considered by your directors at the Annual Meeting of Shareholders, please advise us at: Corporate Secretary, Mountain Province Diamonds Inc., 161 Bay Street, Suite 2315, PO Box 216, Toronto, Ontario M5J 2S1; through info@mountainprovince.com; or by fax to 416-603-8565.

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EXPECTATIONS AND ACCOUNTABILITY OF MANAGEMENT

The Board’s access to information relating to the operations of the Corporation, through direct communication with the CEO and/or VP Finance, CFO and Corporate Secretary, through the membership on the Board of a key member of management, and the attendance of the VP Finance, CFO and Corporate Secretary at Board meetings, are considered key elements to the effective and informed functioning of the Board of the Corporation.

The Board is directly involved in setting and approving goals and plans and monitoring performance. This process establishes clear expectations of management and accountability for results. The Board expects the Corporation’s management to take the initiative in identifying opportunities and risks affecting the Corporation’s business and finding ways to deal with these opportunities and risks for the benefit of the Corporation. The Board is confident that the Corporation’s management responds ably to this expectation.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER
EQUITY COMPENSATION PLANS

The following table sets out information for the Corporation’s most recently completed financial year ended December 31, 2015 with respect to compensation plans under which equity securities of the Corporation are authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuances under equity compensation (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	3,100,000	$4.58	12,867,883
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	3,100,000	$4.58	12,867,883

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Financial Statements and Auditors’ Report Thereon

At the Meeting, shareholders will have placed before them the financial statements for the most recently completed financial year and the auditor’s report thereon.

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Approval of Long Term Equity Incentive Plan

On May 17, 2016, the Board approved the adoption of a comprehensive long-term equity incentive plan designed to replace the Corporation’s Stock Option Plan (the “Option Plan”) into a single, streamlined plan entitled the “Long Term Equity Incentive Plan” (the “Incentive Plan”), a copy of which is attached hereto as Schedule “B”. At the Meeting, Shareholders will be asked to consider, and, if deemed appropriate, approve, with or without variation, a resolution (the “Incentive Plan Resolution”) in the form set out in Schedule “C” confirming, ratifying and approving, the adoption of the Incentive Plan by the Corporation. If the Incentive Plan Resolution is approved, all awards granted under the Option Plan will remain in full force and effect in accordance with their terms, however, no additional grants will be made under the Option Plan. All such awards granted under the Option Plan will be included in the number of Awards available for reservation and granting under the Incentive Plan.

No Awards have been made to date under the Incentive Plan.

The Board has reviewed the terms of the Incentive Plan, determined that it is in the best interest of the Corporation and the Shareholders and has authorized the submission of the Incentive Plan to Shareholders for approval. Accordingly, the Board recommends that Shareholders vote FOR the Incentive Plan Resolution.

Background

The Option Plan, which provides for the issuance of stock options (“Options”) to directors, officers, consultants and employees of the Corporation, was adopted by the Corporation in 2009, and reapproved in 2012 and 2015, to encourage ownership of Common Shares by such persons and to provide an incentive for them to promote the success and business of the Corporation.

The Option Plan, which is described in detail in this Information Circular under the heading “Security Based Compensation Arrangements”, forms the share incentive package available to the Corporation. The Board adopted the Incentive Plan to improve the equity incentives available to the Corporation which, if approved, would replace the Option Plan.

Summary of the Incentive Plan

The information respecting the Incentive Plan in the Information Circular is intended as a summary only, and is qualified in its entirety by reference to the Incentive Plan, which is attached as Schedule “B” hereto.

Purpose of the Incentive Plan

In addition to streamlining the administration of equity incentives, the purpose of the Incentive Plan is to advance the interests of the Corporation and its affiliates by: (a) attracting, rewarding and retaining highly competent persons as directors, officers, employees and consultants of the Corporation; (b) providing additional incentives to such persons by aligning their interests with those of the Shareholders; and (c) promoting the success of the Corporation’s business.

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Administration of the Incentive Plan

The Incentive Plan will be administered by the Board which will have the power, subject to the specific provisions of the Incentive Plan to, among other things; (a) establish policies, rules and regulations for carrying out the purposes, provisions and administration of the Incentive Plan; (b) interpret, construe and determine all questions arising out of the Incentive Plan and any Award (as defined below); (c) determine those persons considered Eligible Persons (as defined below); (d) grant and determine the number of Awards; (e) determine the exercise criteria, Option Price (as defined below) (provided it not be less than the Market Price (as defined below) on the date of the grant), time when Awards will be exercisable or redeemable and whether the Common Shares that are subject to an Award will be subject to any restrictions upon the exercise or redemption thereof; (f) prescribe the form of the instruments or award agreements relating to the Awards; (g) determine whether an Award may be settled in cash, through a cashless exercise or otherwise; (h) correct any defect or omission, or reconcile any inconsistency in the Incentive Plan and any award agreement; and (i) take all other actions necessary or advisable for administering the Incentive Plan. The Board may, from time to time, delegate the administration of all or any part of the Incentive Plan to a committee of the Board and shall determine the scope of and may revoke or amend such delegation.

Eligible Persons

The Incentive Plan authorizes the Board (or a committee of the Board if so authorized by the Board) to grant Awards to “Eligible Persons”. Eligible Persons are directors, officers, employees, management company employees or consultants of the Corporation or its affiliates. Eligible Persons who have received Awards are referred to herein as “Participants”.

Description of Awards

Pursuant to the Incentive Plan, the Corporation is authorized to award Options, Stock Appreciation Rights (“SAR’s”), Deferred Stock Units (“DSU’s”) , Restricted Stock Units (“RSU’s”)and other share-based awards (each an “Award”) to Eligible Persons, which may be settled in shares issued from treasury or in cash.

(a)	Options

An Option is a right to purchase a Common Share for a fixed exercise price. Options shall be for a fixed term and exercisable from time to time as determined in the discretion of the Board, provided that no Option shall have a term exceeding ten years. If an Option expires during a black-out period or within ten business days thereof, its term will be extended to the date which is ten business days following the end of such period.

The number of Common Shares subject to each Option, the exercise price of the Option (the “Option Price”), the expiration date of each Option, the extent to which each Option is exercisable from time to time during the term of the Option and other terms and conditions relating to each such Option shall be determined by the Board. If no specific determination is made by the Board, the term of the Option shall be ten years, the Option Price shall be the Market Price of the Common Shares on the date of the grant and the Options shall vest on the anniversary of their date of grant in equal instalments over a three year period. “Market Price” is defined in the Incentive Plan as the volume weighted average trading price of the Common Shares for the five (5) trading days immediately preceding the relevant date, calculated by dividing the total value by the total volume of Common Shares traded over the relevant period, rounded up to the nearest cent.

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The Option Price shall in no circumstances be lower than the greater of: (i) the price permitted by the TSX; (ii) the price permitted by any other regulatory body having jurisdiction; and (iii) the Market Price of the Common Shares on the date of grant.

(b)	SARs

A SAR is a right to receive a cash payment equal to the difference between the Option Price and the Market Price of a Common Share on the date of exercise (the “SAR Amount”). A SAR may be granted in relation to an Option or on a stand-alone basis. SARs granted in relation to an Option shall be exercisable only at the same time, by the same persons and to the same extent, that the related Option is exercisable. SARs granted on a stand-alone basis shall be granted on such terms as shall be determined by the Board and set out in the award agreement, provided that the Option Price shall not be less than the Market Price of the Common Shares on the date of grant. SARs may be settled in cash or (at the election of the Corporation) Common Shares with an aggregate Market Price equal to the SAR Amount.

(c)	RSUs

An RSU is a right to receive a Common Share issued from treasury or, at the option of the Corporation or, if applicable, the Participant, a cash payment equal to the Market Price of a Common Share redeemable after the passage of time, the achievement of performance targets or both. RSUs shall be granted on terms determined by the Board based on its assessment, for each Participant, of the current and potential contribution of such person to the success of the Corporation. The Board shall determine the effective date of the grant and the number of RSUs granted. The Board shall also determine the applicable grant period, the vesting terms and the exercise criteria of each RSU.

(d)	DSUs

A DSU is a right, redeemable only after the Participant has ceased to hold all positions with the Corporation or has otherwise ceased to be an Employee or Director, to a cash payment equal to the Market Price of a Common Share on the termination date of a Participant or, if applicable, to one fully paid and non-assessable Share issued from Treasury. Participants have no right or ability to exercise, receive or otherwise demand payment of the value of DSUs granted to them prior to ceasing to hold all positions with the Corporation or to otherwise cease to be an Eligible Person.

(e)	All Awards

Awards may be granted alone, in addition to, or in tandem with any other Award or any award granted under another plan of the Corporation or an affiliate. Awards granted in addition to or in tandem with other Awards may be granted either at the same time or at different times. The date of grant, the number of Common Shares, the vesting period and any other terms and conditions of Awards granted pursuant to the Incentive Plan are to be determined by the Board, subject to the express provisions of the Incentive Plan.

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Share Purchase Program

The Board may institute a share purchase program (the “SPP”) for designated Eligible Persons (each a “SPP Eligible Person”). Pursuant to the SPP, the Board could grant to each SPP Eligible Person one Option and/or one SAR for each Common Share purchased by such person up to a maximum number of Options and/or SARs for each Eligible Person as may be determined from time to time by the Board.

Common Shares Reserved for Issuance

The TSX permits the adoption of a “rolling” type of share-based compensation plan whereby the number of shares available for issuance under the plan will not be greater than a rolling maximum number equal to a percentage of the outstanding Common Shares. As of the date hereof, there are 159,678,833 Common Shares outstanding.

The aggregate number of Common Shares that can be reserved for issuance upon the redemption or exercise of Awards granted under the Incentive Plan shall not exceed the greater of 10% of the issued and outstanding Common Shares or such other number as may be approved by the TSX and the Shareholders from time to time. Therefore, up to 15,967,833 Common Shares may initially be reserved for issuance under the Incentive Plan. The purpose of adopting a “rolling” type of share based compensation plan is to ensure that a sufficient number of Common Shares remain issuable under the Incentive Plan at all times to meet the overall objective of the Incentive Plan. The exercise, redemption, expiry or lapse of Awards will make new grants available under the Incentive Plan effectively resulting in a “re-loading” of the number of Awards available to be granted.

As of the date hereof, there are a total of 2,950,000 Options granted and outstanding pursuant to the Option Plan, being approximately 1.85 % of the issued and outstanding Common Shares.

Restrictions on Awards for Insiders

The aggregate number of Common Shares issued to insiders of the Corporation within any one year period under the Incentive Plan, together with any other security based compensation arrangement, cannot exceed 10% of the outstanding Common Shares (on a non-diluted basis). In addition, the aggregate number of Common Shares issuable to insiders of the Corporation at any time under the Incentive Plan, together with any other security based compensation arrangement, cannot exceed ten percent (10%) of the outstanding Common Shares (on a non-diluted basis). There are otherwise no limits on the maximum number of Awards that may be issued to any single Eligible Person.

Substitute Awards

Subject to TSX approval, the Board may grant Awards under the Incentive Plan in substitution for share and share-based awards held by employees, directors, consultants or advisors of another company (an “Acquired Company”) in connection with a merger, consolidation or similar transaction involving such Acquired Company and the Corporation (or an affiliate thereof) or the acquisition by the Corporation (or an affiliate thereof) of property or stock of the Acquired Company.

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Termination

Subject to the provisions of the Incentive Plan and any express resolution passed by the Board, all Awards, and all rights to acquire Common Shares pursuant thereto, granted to an Eligible Person (a “Participant”) shall expire and terminate immediately upon such person’s termination date. If, however, before the expiry of an Award, a Participant ceases to be an Eligible Person for any reason, other than termination by the Corporation for cause, such Awards may be exercised or redeemed, as applicable, by the holder thereof at any time within one year following their termination date or, if the person is deceased, at any time within six months following their death. In any event, however, the exercise or redemption of an Award must occur prior to any applicable expiry date. In addition, an Award is only exercisable or redeemable to the extent that the Participant was otherwise entitled to exercise or redeem the Award unless otherwise determine by the Board. If a Participant is terminated for cause, all unexercised or unredeemed Awards (vested or unvested) shall be terminated immediately.

Adjustments

If a formal bid for the Common Shares is made (an “Offer”), all Common Shares subject to outstanding unexercisable Options shall become exercisable and a Participant shall be entitled to exercise the Options and tender the Common Shares acquired into the Offer. In the event of any stock dividend, stock split, combination or exchange of shares, merger, amalgamation, acquisition, divestiture, consolidation, spin-off or other distribution (other than normal cash dividends) of the Corporation’s assets to Shareholders, or any other change in the capital of the Corporation affecting Common Shares, the Board will, subject to TSX approval, make such proportionate adjustments, if any, to outstanding Awards as the Board in its discretion may deem appropriate to reflect such change.

Change of Control

In the event of a change of control (a “CoC”) of the Corporation or of an affiliate of which a Participant is an employee, all vesting and exercise criteria of Awards shall be deemed to have been satisfied and each Participant shall be entitled to receive, in full settlement of Awards (other than DSUs), a cash payment equal to (a) in the case of an RSU, the Special Value (as defined below), and (b) in the case of a SAR or Option, the difference between the Special Value and the Option Price in respect of such SAR or Option. In the event of a CoC, the right of a Participant to receive a payment in respect of a DSU will not be triggered prior to such Participant’s termination date. As used herein, the term “Special Value” means (i) if any Common Shares are sold as part of the transaction constituting the CoC, the weighted average of the prices paid for such shares by the acquirer, provided that if any portion of the consideration is paid in property other than cash, then the Board shall determine the fair market value of such property for purposes of determining the Special Value; and (ii) if no Shares are sold, the Market Price of a Common Share on the day immediately preceding the date of the CoC.

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Acceleration of Awards

Notwithstanding any other provision of the incentive Plan, the Board may at any time give notice to Participants advising that their respective Awards (other than a DSU) are all immediately exercisable or redeemable and may be exercised or redeemed only within thirty (30) days of such notice or such other period as determined by the Board and will otherwise terminate at the expiration of such period.

Amendment Procedure

The Incentive Plan contains a formal amendment procedure. The Board may amend certain terms of the Incentive Plan without requiring the approval of the Shareholders, unless specifically required by the TSX. Amendments not requiring shareholder approval include, without limitation: (a) altering, extending or accelerating award vesting terms and conditions; (b) amending the termination provisions of an award; (c) accelerating the expiry date of an Option; (d) determining adjustments pursuant to the provisions of the Incentive Plan concerning corporate changes; (e) amending the definitions contained in the Incentive Plan; (f) amending or modifying the mechanics of exercising or redeeming awards; (g) amending provisions relating to the administration of the Incentive Plan; (h) making “housekeeping” amendments, such as those necessary to cure errors or ambiguities contained in the Incentive Plan; (i) effecting amendments necessary to comply with the provisions of applicable laws; and (j) suspending or terminating the Incentive Plan.

The Incentive Plan specifically provides that the following amendments require shareholder approval; (a) increasing the number of Common Shares issuable under the Incentive Plan, except by operation of the “rolling” maximum reserve; (b) amending the Incentive Plan if such amendment could result in the aggregate number of Common Shares issued to insiders within any one year period or issuable to insiders at any time under the Incentive Plan, together with any other security based compensation arrangement, exceeding 10% of the outstanding Common Shares; (c) extending the term of any Award beyond the expiry of the original term of the Award; (d) reducing the Option Price or cancelling and replacing Options with Options with a lower Option Price; (e) amending the class of Eligible Persons which would have the potential of broadening or increasing participation in the Incentive Plan by insiders; (f) amending the formal amendment procedures of the Incentive Plan; and (g) making any amendments to the Incentive Plan required to be approved by the Shareholders under applicable law.

Other Terms

Except as provided or with the consent of the Corporation and any applicable regulatory authority, all Awards under the Incentive Plan will be non-assignable. No financial assistance is to be provided to any Eligible Person to facilitate the purchase of Common Shares under the Incentive Plan. An Award is personal to the Participant and is non-assignable and non-transferable, except with the prior written consent of the Corporation. Notwithstanding the foregoing, an Award granted to a consultant that is a company or partnership, may be assigned to a management company employee of such consultant.

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Shareholder and Regulatory Approval

The Incentive Plan has been drafted to comply with the policies of the TSX as they exist at the date of this Information Circular. In accordance with the rules of the TSX, every three years after the Incentive Plan becomes effective, the Incentive Plan and all unallocated Awards must be approved by (i) a majority of the members of the Board, and (ii) an ordinary resolution of the holders of Common Shares.

Incentive Plan Resolution

Shareholders will be asked to consider, and if deemed advisable, approve the Incentive Plan Resolution in the form set out in Schedule “C”. The Incentive Plan Resolution must be approved by the affirmative vote of at least a majority of the votes cast by holders of Common Shares present in person or represented by proxy at a Meeting.

If the Incentive Plan is approved, all future equity compensation awards will be made by the Board pursuant to the Incentive Plan and all awards made pursuant to the Option Plan will remain outstanding and governed by the terms of the Option Plan and any applicable award agreement pursuant to which they were granted. If the Incentive Plan is not approved, the Corporation will continue to make equity compensation awards pursuant to the Option Plan.

In the absence of contrary instructions, the Management nominees named as proxyholders in the enclosed Proxy Instrument intend to vote FOR the Incentive Plan Resolution.

OTHER MATTERS

Management is not aware of any matters to come before the Meeting other than those set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on the SEDAR website at www.sedar.com. Financial information is provided in the Corporation’s comparative financial statements and management discussion and analysis for its most recently completed financial year which is filed on SEDAR. The Corporation also files with the United States Securities and Exchange Commission and the NASDAQ and its Annual Report on Form 20-F is available at www.sec.gov/edgar.shtml.

Shareholders may request copies of the Corporation’s financial statements and management discussion and analysis by contacting the Corporation at 161 Bay Street, Suite 2315, P.O. Box 216, Toronto, Ontario, Canada M5J 2S1, by mail, by fax to 416-603-8565, or by telephone at 416-361-3562.

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APPROVALS AND SIGNATURE

The contents and distribution of this Information Circular to each shareholder entitled to receive notice of the Meeting, to each director of the Corporation, to the auditor of the Corporation, and to the appropriate governmental agencies, has been approved by the Board.

DIRECTOR’S APPROVAL

The contents and distribution of this Information Circular to the shareholders of the Corporation has been approved by the Board. Unless otherwise specified, information contained in this Information Circular is given as of May 17, 2016.

ON BEHALF OF THE BOARD
“Patrick Evans”

PATRICK EVANS
President and Chief Executive Officer

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SCHEDULE “A”

Mountain Province Diamonds Inc.

Charter of the

Audit Committee of the Board of Directors

Mandate

A.	Role and Objectives

The Audit Committee (the “Committee”) is a committee of the Board of Directors (the “Board”) of Mountain Province Diamonds Inc. (“MPV” or the “Company”) established for the purpose of overseeing the accounting and financial reporting process of MPV and external audits of the consolidated financial statements of MPV. In connection therewith, the Committee assists the Board in fulfilling its oversight responsibilities in relation to MPV’s internal accounting standards and practices, financial information, accounting systems and procedures, financial reporting and statements and the nature and scope of the annual external audit. The Committee also recommends for Board approval MPV’s audited annual consolidated financial statements and other mandatory financial disclosure.

MPV’s external auditor is accountable to the Board and the Committee as representatives of shareholders of MPV. The Committee shall be directly responsible for overseeing the relationship of the external auditor. The Committee shall have such access to the external auditor as it considers necessary or desirable in order to perform its duties and responsibilities. The external auditor shall report directly to the Committee.

The objectives of the Committee are as follows:

1.	to be satisfied with the credibility and integrity of financial reports;
2.	to support the Board in meeting its oversight responsibilities in respect of the preparation and disclosure of financial reporting, including the consolidated financial statements of MPV;
3.	to facilitate communication between the Board and the external auditor and to receive all reports of the external auditor directly from the external auditor;
4.	to be satisfied with the external auditor’s independence and objectivity; and
5.	to strengthen the role of independent directors by facilitating in-depth discussions between members of the Committee, management and MPV’s external auditor.
B.	Composition
1.	The Committee shall comprise at least three directors, none of whom shall be an officer or employee of MPV or any of its subsidiaries or any affiliate thereof. Each Committee member shall satisfy the independence, financial literacy and experience requirements of applicable securities laws, rules or guidelines, any applicable stock exchange requirements or guidelines and any other applicable regulatory rules. In particular, each member of the Committee shall have no direct or indirect material relationship with MPV or any affiliate thereof which could reasonably interfere with the exercise of the member’s independent judgment. Determinations as to whether a particular director satisfies the requirements for membership on the Committee shall be made by the full Board.

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2.	Members of the Committee shall be appointed by the Board. Each member shall serve until his successor is appointed, unless he shall resign or be removed by the Board or he shall otherwise cease to be a director of MPV.
3.	The Chair of the Committee may be designated by the Board or, if it does not do so, the members of the Committee may elect a Chair by vote of a majority of the full Committee membership. The Committee Chair shall satisfy the independence, financial literacy and experience requirements as described above.
4.	The Committee shall have access to such officers and employees of MPV and to such information respecting MPV as it considers necessary or advisable in order to perform its duties and responsibilities.
C.	Meetings
1.	At all meetings of the Committee, every question shall be decided by a majority of the votes cast. In case of an equality of votes, the matter will be referred to the Board for decision.
2.	A quorum for meetings of the Committee shall be a majority of its members.
3.	Meetings of the Committee shall be scheduled at least quarterly and at such other times during each year as it deems appropriate. Minutes of all meetings of the Committee shall be taken. The CFO shall attend meetings of the Committee, unless otherwise excused from all or part of any such meeting by the Committee Chair. The Chair of the Committee shall hold in camera sessions of the Committee, without management present, at each meeting, as determined necessary.
4.	The Committee shall report the results of meetings and reviews undertaken and any associated recommendations to the Board.
5.	The Committee shall meet periodically with MPV’s external auditor in connection with the preparation of the annual consolidated financial statements and otherwise as the Committee may determine, part or all of each such meeting to be in the absence of management.
D.	Responsibilities

As discussed above, the Committee is established to assist the Board in fulfilling its oversight responsibilities with respect to the accounting and financial reporting processes of MPV and external audits of MPV’s consolidated financial statements. In that regard, the Committee shall:

1.	satisfy itself on behalf of the Board with respect to MPV’s internal control systems including identifying, monitoring and mitigating business risks as well as compliance with legal, ethical and regulatory requirements. The Committee shall also review with management, the external auditor and, if necessary, legal counsel, any litigation, claim or other contingency (including tax assessments) that could have a material effect on the financial position or operating results of MPV (on a consolidated basis), and the manner in which these matters may be, or have been, disclosed in the financial statements;
2.	review with management and the external auditor the annual consolidated financial statements of MPV, the reports of the external auditor thereon and related financial reporting, including Management’s Discussion and Analysis and any earnings press releases, (collectively, “Annual Financial Disclosures”) prior to their submission to the Board for approval. This process should include, but not be limited to:
(a)	reviewing changes in accounting principles, or in their application, which may have a material impact on the current or future year’s financial statements;

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(b)	reviewing significant accruals, reserves or other estimates;
(c)	reviewing accounting treatment of unusual or non-recurring transactions;
(d)	reviewing the adequacy of any reclamation fund;
(e)	reviewing disclosure requirements for commitments and contingencies;
(f)	reviewing financial statements and all items raised by the external auditor, whether or not included in the financial statements; and
(g)	reviewing unresolved differences between MPV and the external auditor.

Following such review, the Committee shall recommend to the Board for approval all Annual Financial Disclosures;

•	review with management all interim consolidated financial statements of MPV and related financial reporting, including Management’s Discussion and Analysis and any earnings press releases, (collectively “Quarterly Financial Disclosures”) and, if thought fit, approve all Quarterly Financial Disclosures;
•	be satisfied that adequate procedures are in place for the review of MPV’s public disclosure of financial information extracted or derived from MPV’s financial statements, other than Annual Financial Disclosures or Quarterly Financial Disclosures, and shall periodically assess the adequacy of those procedures;
•	review with management and recommend to the Board for approval, any financial statements of MPV which have not previously been approved by the Board and which are to be included in a prospectus of MPV;
•	review with management and recommend to the Board for approval, MPV’s Annual Information Form;
•	with respect to the external auditor:
(a)	receive all reports of the external auditor directly from the external auditor;
(b)	discuss with the external auditor:
(i)	critical accounting policies;
(ii)	alternative treatments of financial information within GAAP discussed with management (including the ramifications thereof and the treatment preferred by the external auditor); and
(iii)	other material, written communication between management and the external auditor;
(c)	consider and make a recommendation to the Board as to the appointment or re-appointment of the external auditor, being satisfied that such auditor is a participant in good standing pursuant to applicable securities laws;
(d)	review the terms of engagement of the external auditor, including the appropriateness and reasonableness of the auditor’s fees, and make a recommendation to the Board as to the compensation of the external auditor;
(e)	when there is to be a replacement of the external auditor, review with management the reasons for such replacement and the information to be included in any required notice to securities regulators and recommend to the Board for approval the replacement of the external auditor along with the content of any such notice;

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(f)	oversee the work of the external auditor in performing its audit or review services and oversee the resolution of any disagreements between management and the external auditor;
(g)	review and discuss with the external auditor all significant relationships that the external auditor and its affiliates have with MPV and its affiliates in order to determine the external auditor’s independence, including, without limitation:
(i)	requesting, receiving and reviewing, on a periodic basis, written or oral information from the external auditor delineating all relationships that may reasonably be thought to bear on the independence of the external auditor with respect to MPV;
(ii)	discussing with the external auditor any disclosed relationships or services that the external auditor believes may affect the objectivity and independence of the external auditor; and
(iii)	recommending that the Board take appropriate action in response to the external auditor’s information to satisfy itself of the external auditor’s independence;
(h)	as may be required by applicable securities laws, rules and guidelines, either:
(i)	pre-approve all non-audit services to be provided by the external auditor to MPV (and its subsidiaries, if any), or, in the case of de minimus non-audit services, approve such non-audit services prior to the completion of the audit; or
(ii)	adopt specific policies and procedures for the engagement of the external auditor for the purposes of the provision of non-audit services;
(i)	review and approve the hiring policies of MPV regarding partners, employees and former partners and employees of the present and former external auditor of MPV;

3. (a) establish procedures for:

(i)	the receipt, retention and treatment of complaints received by MPV regarding accounting, internal accounting controls or auditing matters; and
(ii)	the confidential, anonymous submission by employees of MPV of concerns regarding questionable accounting or auditing matters; and
(b)	review with the external auditor its assessment of the internal controls of MPV, its written reports containing recommendations for improvement, and MPV’s response and follow-up to any identified weaknesses;
4.	with respect to risk management, be satisfied that MPV has implemented appropriate systems of internal control over financial reporting (and review management’s assessment thereof) to ensure compliance with any applicable legal and regulatory requirements;
5.	review annually with management and the external auditor and report to the Board on insurable risks and insurance coverage; and
6.	engage independent counsel and other advisors as it determines necessary to carry out its duties and set and pay the compensation for any such advisors.

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SCHEDULE “B”

LONG-TERM EQUITY INCENTIVE PLAN

MOUNTAIN PROVINCE DIAMONDS INC.

ARTICLE 1

PURPOSE

1.1        Purpose. The purpose of this long-term equity compensation plan of the Corporation is to advance the interests of the Corporation and its Affiliates by (a) attracting, rewarding and retaining highly competent persons as Employees, Directors, and Consultants; (b) providing additional incentives to Employees, Directors, and Consultants as determined by the Board by aligning their interests with those of the Corporation’s shareholders; and (c) promoting the success of the Corporation’s business.

1.2        Effective Date and Replacement. The Plan shall become effective upon the receipt of all required shareholder and regulatory approvals (the “Effective Time”) and will replace the “Stock Option Plan” of the Corporation (the “Option Plan”). All awards granted under the Option Plan and which remain outstanding at the Effective Time will remain in full force and effect in accordance with their terms, however, following the Effective time, no additional grants shall be made under the Option Plan.

ARTICLE 2

DEFINED TERMS

2.1        Definitions. The following terms used herein shall have the following meanings:

“Affiliate” means an entity which is an “affiliate” of the Corporation for the purposes of the Securities Act;

“Award” means an Option, Stock Appreciation Right, Restricted Share Unit, Deferred Share Unit or other Share-based Award granted pursuant to the Plan;

“Black-Out Period” means a time when, pursuant to any policies of the Corporation, any securities of the Corporation may not be traded by certain persons as designated by the Corporation, including any holder of an Award;

“Board” means the board of directors of the Corporation or, if established and duly authorized to act in respect of the Plan, a committee of the board of directors of the Corporation;

“Business Day” means any day, other than a Saturday or a Sunday, on which the Exchange is open for trading;

“Change of Control” means the occurrence of any of the following:

(i)	the sale by the Corporation of all of the assets of the Corporation or substantially all of the assets of the Corporation;

(ii)	the acquisition by any Person (whether from the Corporation or from any other Person) of Shares or other securities of the Corporation having rights of purchase, conversion or exchange into Shares which together with securities of the Corporation held by such Person, either alone or together with Persons “acting jointly or in concert” (as such phrase is defined by the Securities Act) with such Person, exceeds 50% of the issued and outstanding Shares, (assuming for this test the purchase, conversion or exchange of such other securities, whether then purchasable, convertible or exchangeable or not, into the highest number of Shares, such Person or Persons would be entitled to);

(iii)	the amalgamation of the Corporation with or into any one or more other corporations (other than: (a) an amalgamation of the Corporation with or into a subsidiary (as such term is defined in the Securities Act) of the Corporation; or (b) an amalgamation or merger of the Corporation unanimously recommended by the Board provided that the former holders of Shares receive, in the aggregate and in their capacities as such, shares of the amalgamated corporation having attached thereto not less than 50% of the votes attached to all shares of such amalgamated or merged corporation);

(iv)	the election at a meeting of the Corporation’s shareholders of that number of persons which would represent a majority of the Board, who are not included in the slate or election as directors proposed to the Corporation’s shareholders by the Corporation; or

(v)	the completion of any transaction or the first of a series of transaction which would have the same or similar effect as any transaction or series of transactions referred to in subsections (i), (ii), (iii) referred to above;

“Consultant” means an individual, company or partnership, other than a Director, Officer, or Employee or Management Company Employee, that:

(a)	is engaged to provide on an ongoing bona fide basis, consulting, technical, management or other services to the Corporation or an Affiliate, other than services provided in relation to a distribution of securities;

(b)	provides the services under a written contract with the Corporation or an Affiliate; and

(c)	spends or will spend a significant amount of time on the affairs and business of the Corporation or an Affiliate;

“Corporation” means Mountain Province Diamonds Inc., a corporation incorporated under the laws of the Province of Ontario, and any successor corporation;

“Deferred Share Units” has the meaning set out in Section 11.1;

“Director” means a member of the board of directors of the Corporation or of any of its Affiliates;

“Effective Date” means, for a Grant, the date which the Board determines will be the date on which the Grant will take effect;

“Eligible Person” means any Director, Officer, Employee, Management Company Employee or Consultant of the Corporation or any Affiliate determined by the Board as eligible for participation in the Plan;

“Employee” means an individual who is considered an employee of the Corporation or its Affiliates for the purposes of the Tax Act;

“Exercise Criteria” means he criteria, if any, established by the Board in relation to a Grant, which criteria are to be achieved during a Grant Period by a Participant in respect of that particular Grant in order that Restricted Share Units will be issued and which criteria may, without limitation, include vesting periods and criteria based on performance of the Shares in the market, financial performance by the Corporation and/or by a specific business unit of the Corporation and other corporate or individual measures;

“Exchange” means the TSX or, if the Shares are not then listed and posted for trading on the TSX, on such stock exchange in Canada on which such Shares are listed and posted for trading as may be selected for such purpose by the Board;

“Fixed Term” means the period of time during which an Option must be exercised pursuant to the terms of the Plan;

“Grant” means the grant of Restricted Share Units allocated to a Participant at any time in accordance with the Plan;

“Grant Period” means the period established by the Board in respect of each Grant, which period shall commence on the Effective Date and end on the date designated by the Board, provided however that such period will not in any case exceed three years;

“Insider” has the meaning given in the TSX Company Manual, as amended or replaced from time to time, and also includes associates and affiliates of such an insider;

“Management Company Employee” means an individual employed by a Consultant providing management services to the Corporation, who is required for the ongoing successful operation of the business enterprise of the Corporation;

“Market Price” as at any date means the volume weighted average trading price of the Shares on the Exchange for the five trading days immediately preceding the relevant date, calculated by dividing the total value of shares traded by the total volume of Shares traded for the same period, rounded up to the nearest cent. In the event that the Shares are not then listed and posted for trading on any Exchange, the Market Price in respect thereof shall be the fair market value of such Shares as determined by the reasonable application by the Board of a reasonable valuation method;

“Offer” has the meaning set out in Section 6.1;

“Officer” means a senior officer of the Corporation or an Affiliate;

“Option” means an option granted to purchase Shares for the Option Price under the terms of the Plan;

“Option Price” means the price per share at which Shares may be purchased under an Option and based on which the SAR Amount (as defined in Section 8.2) is determined, as the same may be adjusted from time to time in accordance with Article 6 hereof;

“Participant” means an Eligible Person who holds an Award under the terms of the Plan;

“Payout Date” in respect of a Deferred Share Unit means ten (10) Business Days following the Termination Date;

“Plan” means this long-term equity incentive plan;

“Release Date” means, in respect of a Grant of Restricted Share Units, unless otherwise determined by the Board, either (i) the date which is ten (10) Business Days following each anniversary of the Effective Date of the Grant, or (ii) the date which is ten (10) Business Days following the third anniversary of the Effective Date of the Grant, as specified in the award agreement;

“Restricted Share Units” has the meaning set out in Section 10.1;

“SAR Amount” has the meaning set out in Section 8.2;

“Securities Act” means the Securities Act (Ontario) as in force from time to time;

“Share Purchase Program” has the meaning set out in Section 10.1 hereof;

“Shares” mean the common shares of the Corporation as currently constituted or, in the event of an adjustment as contemplated by Article 6, such other shares or securities to which a Participant may be entitled or on which the value of an Award may be based, as a result of such adjustment;

“SPP Eligible Person” means any Eligible Person determined by the Board as eligible to participate in the Share Purchase Program;

“Stock Appreciation Rights” has the meaning set out in Section 8.1;

“Tax Act” means the Income Tax Act (Canada) as amended from time to time;

“Termination Date” means the date a Participant ceases to be (i) in the context of a Deferred Share Unit, an Employee or Director, as the case may be, and (ii) in all other contexts herein, an Eligible Person and, unless otherwise provided herein, does not include any period of statutory, contractual or reasonable notice or any period of salary continuance or deemed employment; and

“TSX” means the Toronto Stock Exchange

ARTICLE 3

ADMINISTRATION OF PLAN

3.1        General. This Plan shall be administered by the Board which shall have the power, subject to the specific provisions of the Plan:

(a)	to establish policies and to adopt rules and regulations for carrying out the purposes, provisions and administration of the Plan;

(b)	to interpret and construe the Plan and to determine all questions arising out of the Plan and any Award granted pursuant to the Plan, where every such interpretation, construction or determination made by the Board shall be final, binding and conclusive for all purposes;

(c)	to determine the Eligible Persons to whom Awards are granted and to grant Awards;

(d)	to determine the number of Awards;

(e)	to determine the Exercise Criteria in respect of any Grant;

(f)	to determine the Option Price provided that the Option Price shall not be less than the Market Price;

(g)	to determine the time or times when Awards will be granted and exercisable or redeemable;

(h)	to determine if the Shares that are subject to an Award will be subject to any restrictions upon the exercise or redemption of such Award;
(i)	to prescribe the form of the instruments or award agreements relating to the grant, exercise, redemption and other terms of Awards;

(j)	to determine whether , to what extent, and under what circumstances an Award may be settled in cash, through a cashless exercise or otherwise;

(k)	to correct any defect (including but not limited to amending an award agreement to comply with applicable law), supply any omission, or reconcile any inconsistency in the Plan or any award agreement in the manner and to the extent it shall deem desirable to carry out the purposes of the Plan;

(l)	to authorize withholding arrangements pursuant to Section 14.4 of the Plan;

(m)	to authorize any person to execute on behalf of the Corporation any instrument required to effect the grant of an Award previously granted by the Board; and

(n)	to make all other determinations and take all other actions described in the Plan or as the Board otherwise deems necessary or advisable for administering the Plan and effectuating its purposes.

The powers described in this Section 3.1 shall be exercised in accordance with applicable securities laws and the rules and policies of the Exchange.

3.2        Delegation of Administration. The Board may, from time to time, delegate the administration of all or any part of the Plan to a committee of the Board and shall determine the scope of and may revoke or amend such delegation.

3.3        Award Agreement. Each Participant shall execute an award agreement in the form determined by the Board from time to time. In the event of any inconsistency between the terms of any award agreement and this Plan, the terms of this Plan shall govern.

3.4        Awards May be Separate or in Tandem. In the Board’s discretion, Awards may be granted alone, in addition to, or in tandem with any other Award or any award granted under another plan of the Corporation or an Affiliate. Awards granted in addition to or in tandem with other awards may be granted either at the same time or at different times.

ARTICLE 4

SHARES SUBJECT TO THE PLAN

4.1        Rolling Plan. Subject to adjustment as provided in Article 6, the Shares to be issued under the Plan shall consist of the Corporation’s authorized but unissued Shares. The aggregate number of Shares to be reserved for issuance upon the exercise or redemption of all Awards granted under the Plan shall not exceed ten percent (10%) of the issued and outstanding Shares at the time of granting of Awards (on a non-diluted basis) or such other number or percentage as may be approved by the Exchange and the shareholders of the Corporation from time to time. At all times the Corporation will reserve and keep available a sufficient number of Shares in such manner as it may consider appropriate in order to satisfy the requirements of all outstanding Awards made under the Plan and all other outstanding but unvested Awards made under the Plan that are to be settled in Shares. For greater certainty, all incentive stock options granted by the Corporation which are outstanding on the date of approval of the Plan by the shareholders of the Corporation shall be subject to the terms of the Option Plan, however included in the number of Awards available under the Plan.

4.2        Awards to Insiders. Under no circumstances shall this Plan, together with all other security-based compensation arrangements of the Corporation, result, at any time, in:

(a)	the number of Shares issuable to Insiders exceeding ten percent (10%) of the issued and outstanding Shares (on a non-diluted basis); or

(b)	the issuance to Insiders, within a one-year period, of a number of Shares exceeding ten percent (10%) of the issued and outstanding Shares (on a non-diluted basis).

4.3        Exercise or Redemption of Awards. Any exercise of Options or redemption of Awards will make new grants available under the Plan effectively resulting in a re-loading of the number of Shares available to be granted under the Plan.

4.4        Awards That Expire or Terminate. If any Award granted hereunder shall expire or terminate for any reason without having been exercised or redeemed in full, the Shares underlying the Award shall again be available to be granted under the Plan.

4.5        Restrictions on Exercise or Redemption. Notwithstanding any of the provisions contained in the Plan or any Award, the Corporation’s obligation to issue Shares to a Participant pursuant to the exercise or redemption of an Award shall be subject to:

(a)	the completion of such registration or other qualification of such Shares or the approval of the Exchange or such other regulatory authority as the Corporation shall determine to be necessary or advisable in connection with the authorization, issuance or sale thereof;

(b)	the admission of such Shares to listing on the Exchange; and

(c)	the receipt from the Participant of such representations, agreements and undertakings, including as to future dealings in such Shares as the Corporation or its counsel determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction.

In this regard, the Corporation shall, the extent necessary, take all reasonable steps to obtain such approvals, registrations and qualifications as may be necessary for the issuance of such Shares in compliance with applicable securities laws and for the listing of such Shares on the Exchange. If any Shares cannot be issued to any Participant for any reason including, without limitation, the failure to obtain necessary shareholder, regulatory or stock exchange approval, then the obligation of the Corporation to issue such Shares shall terminate and any amounts paid by the Participant to the Corporation to exercise or redeem an Award shall be returned to the Participant.

4.6        Non-Assignable. An Award is personal to the Participant and is non-assignable and non-transferable, except with the prior written consent of the Corporation. Notwithstanding the foregoing, an Award granted to a Consultant that is a company or partnership, may be assigned to a Management Company Employee of such Consultant.

4.7        Substitute Awards. Subject to TSX approval, the Board may grant Awards under the Plan in substitution for share and share-based awards held by employees, directors, consultants or advisors of another company (an “Acquired Company”) in connection with a merger, consolidation or similar transaction involving such Acquired Company and the Corporation or an Affiliate or the acquisition by the Corporation or an Affiliate of property or stock of the Acquired Company. The board may direct that the substitute Awards be granted on such terms and conditions as the Board considers appropriate in the circumstances.

ARTICLE 5

ELIGIBILITY AND CEASING TO BE AN ELIGIBLE PERSON

5.1        Eligible Persons. Awards may only be granted to Eligible Persons.

5.2        Compliance with Laws. Notwithstanding any provision contained in this Plan, no Participant may exercise or redeem any Award granted under this Plan and no Shares may be issued upon exercise or redemption of an Award unless such exercise or redemption and issuance are in compliance with all applicable securities laws or other legislation of the jurisdiction of residence of such person and in compliance with the terms of the Plan. Unless the potential Participant is a resident of Canada, the Corporation may require, as a condition of the grant of an Award, that the potential Participant provide a written acknowledgement that the grant of the Award does not violate any such laws.

5.3        Termination Date. Subject to Section 5.4, 5.5 and 5.6 and any express resolution passed by the Board, all Awards, and all rights to acquire Shares pursuant thereto, granted to an Eligible Person shall expire and terminate immediately upon the Participant’s Termination Date.

5.4        Circumstances When Awards are Exercisable. If, before the expiry of an Award in accordance with the terms thereof, a Participant ceases to be an Eligible Person for any reason whatsoever, other than termination by the Corporation for cause (in which case all unexercised or unredeemed Awards (vested or unvested) shall cease immediately), such Awards may, subject to:

(a)	the terms set out in the award agreement;

(b)	any determination made by the Board to accelerate the vesting of or to extend the expiry of an Award; and

(c)	any other terms of the Plan,

be exercised or redeemed, as applicable;

(d)	if the Participant is deceased, by the heirs of the Participant or by legal personal representative(s) of the estate of the Participant at any time within six (6) months following the death of the Participant; or

(e)	by the Participant at any time within one (1) year following the Termination Date.

But, in any case, subject to any determination of the Board, the exercise or redemption of the Award must be: (i) prior to the expiry of the Fixed Term of the Option or the expiry of the Stock Appreciation Right in accordance with the terms thereof, (ii) prior to the expiry of the Grant Period in respect of Restricted Share Units, and (iii) prior to the expiry of the Award in the case of Other Awards under the Plan, and in each case only to the extent that the Award was vested or the Exercise Criteria was satisfied and the Participant was otherwise entitled to exercise the Award at the Termination Date.

5.5	Death or Termination of Employment.

(a)        Notwithstanding Section 5.4, in the event of the death of a Participant while in the employment of the Corporation or any Affiliate, all Awards granted to that Participant prior to the date of death shall be deemed to be vested in the Participant or to have had the Exercise Criteria relating thereto satisfied on the date of death.

(b)        Except as specifically provided for in this Plan or in any award agreement, or as otherwise agreed to or determined by the Board, if the employment of a Participant with the Corporation or any Affiliate is terminated for any reason prior to the exercise or redemption of any Award, then the Participant shall be deemed to have forfeited all right, title and interest with respect to any Award not fully vested or in respect of which the Exercise Criteria has not been satisfied upon that Participant’s last day of such employment which shall be considered to be:

(i)	if the Participant is terminated for just cause, the actual date of termination; and

(ii)	if the Participant is terminated for reasons other than just cause, the date which is the later of: (i) the conclusion of any statutory, contractual or common law period of notice of termination of employment to which that Participant is entitled; and (ii) one year after the Termination Date.

(c)        Notwithstanding the foregoing, in the event that a Participant’s employment with the Corporation or any Affiliate is terminated without just cause or if the Participant resigns from such employment then, at the sole and unfettered discretion of the Board, all or any portion of the Awards granted to that Participant may be deemed to have vested or to have had the Exercise Criteria relating thereto satisfied on the date of termination or resignation.

5.6        Another Listed Category. A wards shall not be affected in the event the Participant ceases to fall within a listed category contained in the definition of an “Eligible Person” hereunder where such Participant falls within another listed category of such definition.

ARTICLE 6

CERTAIN ADJUSTMENTS

6.1        Offer for Shares. In the event that any formal bid (as defined in the Securities Act) for the Shares is made (an “Offer”) all Shares subject to outstanding Options not then exercisable shall thereupon become immediately exercisable. Further, the Participant shall be entitled to include in the written notice of election to exercise all or any part of the Option that such Participant is electing to exercise the Option with the intention of tendering the Shares acquired upon such exercise into the Offer. If such election is made, in the event that the Offer is not completed and the relevant Shares are not taken up and paid for by the offeror under such Offer (or a competing Offer), the Participant shall, upon return of certificates representing such Shares, be deemed not to have exercised the Option with respect to such Shares and the Corporation shall return to the Participant the subscription proceeds therefor and/or take such other actions to enable the parties to re-establish as closely as possible their situations and respective economic positions as they existed prior to the making of the Offer and had no Options become exercisable as a result thereof, while making allowance for taxation, regulatory and other irreversible events and consequences which many have intervened since the making of the Offer.

6.2        Changes in Shares. In the event of any stock dividend, stock split, combination or exchange of shares, merger, amalgamation, acquisition, divestiture, consolidation, spin-off or other distribution (other than normal cash dividends) of the Corporation’s assets to shareholders, or any other change in the capital of the Corporation affecting Shares, the Board will, subject to TSX approval, make such proportionate adjustments, if any, as the Board in its discretion may deem appropriate to reflect such change, with respect to (i) the number or kind of Shares or other securities reserved for issuance pursuant to this Plan; (ii) the number or kind of Shares or other securities subject to unexercised or unredeemed Awards previously granted; and (iii) the Option Price or the Market Price of a Share at the date of grant, as applicable, of Awards.

6.3        No Fractional Shares. The Corporation will not issue fractional Shares in satisfaction of any of its obligations hereunder.

6.4        Accelerated Exercise or Redemption of Awards. Notwithstanding any other provision of the Plan, the Board may at any time give written notice to all Participants advising that their respective Awards (other than a Deferred Share Unit) are all immediately exercisable or redeemable and may be exercised or redeemed only within 30 days of such written notice or such other period as determined by the Board and not thereafter and that all rights of the Participants under any Awards (other than a Deferred Share Unit) not exercised or redeemed within such period will terminate at the expiration of such period.

6.5        Payment on Change of Control. Notwithstanding any other provisions of the Plan, in the event of the occurrence of a Change of Control of the Corporation or of an Affiliate of which a Participant is an employee, with respect to all Options, Grants of Restricted Share Units, Stock Appreciation Rights and Deferred Share Units that are outstanding for such Participant on the date of the Change of Control (the “CoC Date”), (i) all vesting and Exercise Criteria, if any, applicable to such Options, Grants of Restricted Share Units, Stock Appreciation Rights and Grants of Deferred Share Units shall be deemed to have been satisfied as of the CoC Date and (ii) except as may be otherwise provided under the terms of any other employee benefit plan approved by the Board, each participant who has received any such Options, Grants of Restricted Share Units or Stock Appreciation Rights shall be entitled to receive, in full settlement of such Option, Restricted Share Unit or Stock Appreciation Right, a cash payment equal to (A) in the case of a Restricted Share Unit, the Special Value (as defined below) and, (B) in the case of an Option or a Stock Appreciation Right, the difference between the Special Value and the Option Price in respect of such Option or Stock Appreciation Right, in each case, payable on the date which is ten Business Days following the CoC Date. For greater certainty, the occurrence of a Change of Control will not trigger the right of a Participant to receive a payment in respect of a Deferred Share Unit prior to a Termination Date for such Participant.

For the purpose of this Section 6.5, the term “Special Value” means an amount determined as follows: (i) if any Shares are sold as part of the transaction constituting the Change of Control, then the Special Value shall equal the weighted average of the prices paid for those Shares by the acquirer, provided that if any portion of the consideration paid for such Shares by the acquirer is paid in property other than cash, then the Board (as constituted immediately prior to the CoC Date) shall determine the fair market value of such property as of the CoC Date for purposes of determining the Special Value; and (ii) if no Shares are sold as part of the transaction constituting the Change of Control, then the Special Value shall be the Market Price of a Share on the day immediately preceding the CoC Date.

ARTICLE 7

OPTIONS

7.1        Grant of Options. The Board may grant Options to Eligible Persons.

7.2        Option Exercise Term. Options shall be for a Fixed Term and shall be exercisable from time to time as determined in the discretion of the Board at the time of grant, provided that, subject to Section 7.3, no Option shall have a term exceeding ten (10) years (or such shorter period as is permitted by the Exchange from time to time).

7.3        Black-Out Period. Except where not permitted by the Exchange, where an Option would expire during a Black-Out Period or within ten (10) Business Days following the end of a Black-Out Period, the term of such Option shall be automatically extended to the date which is ten (10) Business Days following the end of such Black-Out Period.

7.4        Terms of Options. Subject to this Article, the number of Shares subject to each Option, the Option Price, the expiration date of each Option, the extent to which each Option is exercisable from time to time during the term of the Option and other terms and conditions (including vesting) relating to each such Option shall be determined by the Board; provided, however, that if no specific determination is made by the Board with respect to any of the following matters, each Option shall, subject to any other specific provisions of the Plan, contain the following terms and conditions:

(a)	the Fixed Term shall be ten (10) years from the date the Option is granted to the Participant;

(b)	the Option Price shall be the Market Price of a Share on the date of the grant of the Option; and

(c)	the Option shall vest in instalments, with 1/3 of such Option exercisable in whole or in part on or after the first anniversary following the grant of the Option, and a further 1/3 vesting and becoming exercisable on each of the second and third anniversaries following the grant of the Option.

7.5        Restrictions on Option Price. The Option Price shall in no circumstances be lower than the greater of: (i) the price permitted by the Exchange; (ii) the price permitted by any other regulatory body having jurisdiction; and (iii) the Market Price.

7.6        Exercise of Options. Subject to the provisions of the Plan and award agreement, an Option may be exercised from time to time by delivery to the Corporation at its principal office of a written notice of exercise addressed to the Chief Financial Officer of the Corporation in a form approved by the Board from time to time and accompanied by payment in full of the Option Price for the Shares to be purchased. Upon receipt of payment in full and subject to the terms of this Plan, the number of Shares in respect of which the Option is exercised will be duly issued to the Participant as fully paid and non-assessable. Upon the exercise of any Option with a related Stock Appreciation Right, the corresponding portion of the related Stock Appreciation Right shall be surrendered to the Corporation and cancelled.

7.7        Form of Consideration. The Board shall determine the acceptable form of consideration for exercising an Option, including the method of payment. To the extent approved by the Board at the time of the grant of an Option and to the extent provided for in the award agreement relating to such Option and subject to applicable law, the consideration for exercise of an Option may be paid in any one, or any combination, of the forms of consideration set forth in subsections (a), (b) and (c) below.

(a)	Cash Equivalent. Consideration may be paid by cash, cheque, electronic transfer of funds, or other cash equivalent approved by the Board.

(b)	Broker-Assisted Cashless Exercise. Subject to the Board’s approval and further subject to the Shares being actively traded on an Exchange, consideration may be paid by the Participant’s (i) irrevocable instructions to the Corporation to deliver the Shares issuable upon exercise of the Option promptly to a broker (acceptable to the Corporation) for the Participant’s account, and (ii) irrevocable instructions to the broker to sell Shares sufficient to pay the Option Price (plus any amount required to be withheld by applicable law) and upon such sale to deliver the Option Price (plus any amount required to be withheld by applicable law) to the Corporation.

(c)	Other Methods. Consideration may be paid using such other methods of payment as the Board, at its discretion, deems appropriate from time to time.

ARTICLE 8

STOCK APPRECIATION RIGHTS

8.1        Grants of Share Appreciation Rights. The Board may grant rights (“Stock Appreciation Rights”) to Eligible Persons either on a stand alone basis or in relation to any Option. Where a Stock Appreciation Right is granted in relation to an Option, it shall be a right in respect of the same number of Shares and shall have the same Option Price as the Option.

8.2        Stock Appreciation Rights. Subject to Sections 8.3 and 8.4, a Stock Appreciation Right is the right to receive a cash payment equal to the excess, if any, of:

(a)	the Market Price of a Share on the date such Stock Appreciation Right is exercised over;

(b)	the Option Price,

multiplied by the number of Shares in respect of which the Stock Appreciation Right is being exercised, less any amount required to be withheld by applicable law (the “SAR Amount”).

8.3        Terms of Stock Appreciation Rights Granted in Connection with an Option. Stock Appreciation Rights granted in relation to an Option Shall be exercisable only at the same time, by the same persons and to the same extent, that the related Option is exercisable. Upon the exercise of any Stock Appreciation Right related to an Option the corresponding portion of the related Option shall be surrendered to the Corporation and cancelled and upon the exercise of any Option which has an accompanying Stock Appreciation Right, the corresponding portion of the related Stock Appreciation Right shall be surrendered to the Corporation and cancelled. In the sole discretion of the Corporation, the Corporation may elect to satisfy the exercise of a Stock Appreciation Right by issuing to the Participant Shares which have a Market Price as at the date of exercise of the Stock Appreciation Right, equal to the SAR Amount. The Corporation, in its sole discretion, may elect in respect of any payment made upon the exercise of a Stock Appreciation Right related to an Option, that neither the Corporation nor any of its Affiliates will deduct any amount in respect of any such payment in computing its taxes under the Tax Act. Any decision to make such election in connection with any particular payment shall not bind the Corporation to make an election in connection with any other payment made in respect of the exercise of a Stock Appreciation Right.

8.4        Terms of Stock Appreciation Rights Granted on a Stand Alone Basis. Stock Appreciation Rights granted on a stand alone basis shall be granted on such terms as shall be determined by the Board and set out in the award agreement (including any terms pertaining to vesting and settlement), provided that the Option Price shall not be less than the Market Price on the date of grant.

ARTICLE 9

SHARE PURCHASE PROGRAM

9.1        Grant of Options and/or Stock Appreciation Rights for Shares Purchased. The Board may institute a share purchase program (the “Share Purchase Program”) for SPP Eligible Persons pursuant to which the Board may grant to each SPP Eligible Person one Option and/or one Stock Appreciation Right for each Share purchased by the SPP Eligible Person up to a maximum number of Options and/or Stock Appreciation Rights for any one SPP Eligible Person as may be determined from time to time by the Board.

9.2        Terms of Grants Pursuant to Share Purchase Program. Options and Stock Appreciation Rights granted pursuant to the Share Purchase Program shall be granted on such terms as shall be determined by the Board and set out in the award agreement but shall otherwise be subject to the provisions of the Plan.

ARTICLE 10

RESTRICTED SHARE UNITS

10.1        Grants of Restricted Share Units. The Board may Grant rights (“Restricted Share Units”) to Eligible Persons. The Board shall designate the number of Restricted Share Units granted.

10.2        Restricted Share Units. A Restricted Share Unit is the right, subject to the level of achievement of Exercise Criteria or vesting or other criteria determined by the Board at the date of the Grant, to receive one Share issued from treasury for each Restricted Share Unit redeemed or a payment in cash determined in accordance with Section 10.5.

10.3        Terms of Restricted Share Units. Restricted Share Units shall be granted on such terms as shall be determined by the Board and set out in the award agreement. Without limiting the generality of the foregoing, subject to the provisions of the Plan, the Board shall, in its sole discretion and from time to time, determine the Eligible Persons to whom Grants will be made based on its assessment, for each Participant, of the current and potential contribution of such Eligible Person to the success of the Corporation. At such time, the Board shall also determine, in connection with each Grant, the Effective Date thereof, the number of Restricted Share Units to be allocated, the Grant Period applicable thereto and any applicable vesting terms for such Grant, the Exercise Criteria, if any, and such other terms and conditions which the Board considers appropriate to the Grant in question, and which terms and conditions need not be identical as between any two Grants, whether or not contemporaneous.

10.4        Redemption of Restricted Share Units. Subject to the provisions of the Plan and award agreement, a Restricted Share Unit shall be redeemed and paid (or Shares issued) on the first Release Date following the satisfaction of the Exercise Criteria in respect of such Restricted Share Unit.

10.5        Redemption in Cash. Any award agreement may provide that a Participant, or that Participant’s estate, if applicable, may elect to have some or all of its Restricted Share Units described in such award agreement settled by the payment of cash. Where the Participant is an Employee, the settlement date shall be prior to the third anniversary date of the grant of the Restricted Share Unit. If the award agreement in question does not provide such election right to the Participant thereunder and also does not specify that there will be no election to settle Restricted Share Units by the payment of cash, then the Corporation will have the option to settle some or all of such Restricted Share Units by the payment of cash. Where a Participant is to receive cash in settlement of Restricted Share Units, then that Participant shall receive a cash payment equal to the number of Restricted Share Units being settled, multiplied by the Market Price on the Release Date applicable to such Restricted Share Units.

ARTICLE 11

DEFERRED SHARE UNITS

11.1        Grants of Deferred Share Units. The Board may grant rights (“Deferred Share Units”) to Eligible Persons who are Employees and Directors. The Board shall designate the number of Deferred Share Units granted.

11.2        Deferred Share Units. A Deferred Share Unit is the right to receive a cash payment equal to the Market Price of a Share on the Termination Date, less any amount required to be withheld by applicable law or, if applicable, one fully paid and non-assessable Share issued from treasury.

11.3        Terms of Deferred Share Units. Deferred Share Units shall be granted on such terms as shall be determined by the Board and set out in the award agreement. Without limiting the generality of the foregoing, subject to the provisions of the Plan, the Board shall, in its sole discretion and from time to time, determine the Eligible Persons to whom grants will be made based on its assessment, for each Participant, of the anticipated contribution of such Eligible Person to the success of the Corporation. At such time, the Board shall also determine, in connection with each grant, the effective date thereof, the number of Deferred Share Units to be allocated, and such other terms and conditions which the Board considers appropriate to the grant in question, and which terms and conditions need not be identical as between any two grants, whether or not contemporaneous.

11.4        Redemption of Deferred Share Units. Subject to the provisions of the Plan and award agreement, a Deferred Share Unit held by a Participant shall be redeemed by the Corporation on the Payout Date, unless otherwise agreed to between the Corporation and a Participant.

11.5        Deferred Share Units May be Payable in Cash or Shares. Any award agreement may provide that a Participant, or that Participant’s estate, if applicable, may elect to have some or all of its Deferred Share Units described in such award agreement settled by the issuance of Shares. If the award agreement in question does not provide such election right to the Participant thereunder and also does not specify that there will be no election to settle Deferred Share Units by the issuance of Shares, then such Deferred Share Units shall only be settled by the payment of cash. For greater certainty, unless expressly provided in the award agreement, the granting of a Deferred Share Unit does not entitle the holder thereof to acquire or otherwise obtain any rights or interests whatsoever in any Shares (including the right to dividends) or other securities of the Corporation. Participants have no right or ability to exercise, receive or otherwise demand payment of the value of the Deferred Share Units granted to them prior to the Payout Date.

ARTICLE 12

AMENDMENT PROCEDURE

12.1        Amendment Procedure. The Corporation retains the right to amend or terminate the terms and conditions of the Plan by resolution of the Board. If required, any amendments shall be subject to the prior consent of any applicable regulatory bodies, including the Exchange. Any amendment to the Plan shall take effect with respect to all outstanding Awards on the date of, and all Awards granted after, the effective date of such amendment, provided that in the event any amendment materially and adversely effects any outstanding Options it may apply to such outstanding Awards only with the mutual consent of the Corporation and the Participant to whom such Awards have been granted. The Board shall have the power and authority to approve amendments relating to the Plan or to Awards, without further approval of the shareholders of the Corporation, including the following non-exhaustive list of such amendements:

(a)	altering, extending or accelerating the terms and conditions of vesting of any Awards;

(b)	amending the termination provisions of an Award, which amendment shall include determining that any provisions of Article 5 concerning the effect of the Participant ceasing to be an Eligible Person shall not apply for any reason acceptable to the Board;

(c)	accelerating the expiry of the Fixed Term of an Option;

(d)	determining adjustments pursuant to Article 6 hereof;

(e)	amending the definitions contained within the Plan, including, but not limited to the definition of “Eligible Person” under the Plan except as provided in Section 12.2(e);

(f)	amending or modifying the mechanics of exercise or redemption of the Awards as set forth in the Plan;

(g)	effecting amendments of a “housekeeping” nature including, without limiting the generality of the foregoing, any amendment for the purpose of curing any ambiguity, error, inconsistency or omission in or from the Plan;

(h)	effecting amendments necessary to comply with the provisions of applicable laws (including, without limitation, the rules, regulations and policies of the Exchange);

(i)	effecting amendments respecting the administration of the Plan; and

(j)	effecting amendments necessary to suspend or terminate the Plan.

12.2        Shareholder Approval. Notwithstanding the foregoing, approval of the shareholders of the Corporation shall be required for the following types of amendments:

(a)	increasing the number of Shares issuable under the Plan, except such increase by operation of Section 4.1 and in the event of an adjustment contemplated by Article 6;

(b)	amending the Plan which amendment could result in the aggregate number of Shares of the Corporation issued to Insiders within any one (1) year period under the Plan together with any other security-based compensation arrangement, or issuable to Insiders at any time under the Plan together with any other security-based compensation arrangement, exceeding ten percent (10%) of the issued and outstanding Shares;

(c)	extending the Fixed Term of an Option;

(d)	reducing the Option Price of an Option or cancelling an Option and replacing such Option with a lower Option Price under such replacement Option, except as permitted pursuant to Article 6;

(e)	amending the listed categories contained in the definition of “Eligible Persons” hereunder which would have the potential of broadening or increasing participation in the Plan by Insiders;

(f)	extending the term (fixed or otherwise) of an Option held by an Insider beyond the expiry of the original Fixed Term of the Option;

(g)	amending Section 12.1 hereof and this Section 12.2; and

(h)	making any amendments required to be approved by shareholders under applicable law (including, without limitation, pursuant to the rules, regulations and policies of the Exchange).

Where required by the policies of the Exchange, the shareholder approval required by this Section 12.2 shall be by the majority vote of the shareholders of the Corporation excluding any votes cast by Insiders who are entitled to participate as Eligible Persons under the Plan or who will specifically benefit from the proposed amendment.

12.3        Conflict. In the event of any conflict between Section 12.1 and Section 12.2, the latter shall prevail to the extent of the conflict.

ARTICLE 13

GENERAL

13.1        No Rights as Shareholder. The holder of an Award shall not have any rights as a shareholder of the Corporation with respect to any Shares covered by such Award until such holder shall have exercised or redeemed such Award and been issued Shares in accordance with the terms of the Plan (including tender of payment in full of the Option Price of the Shares in respect of which an Option is being exercised, together with any required withholdings) and the Corporation shall issue such Shares to the Participant in accordance with the terms of the Plan in those circumstances.

13.2        No Rights Conferred.

(a) Nothing contained in this Plan or any Award shall confer upon any Participant any right with respect to continuance as a Director, Officer, Employee, or Consultant or Management Company Employee of the Corporation or its Affiliates, or interfere in any way with the right of the Corporation of its Affiliates to terminate the Participant’s employment at any time.

(b) Nothing contained in this Plan or any Award shall confer on any Participant who is not a Director, Officer, Employee, or Consultant or Management Company Employee any right to continue providing ongoing services to the Corporation or its Affiliates or affect in any way the right of the Corporation of its Affiliates to determine to terminate his, her or its contract at any time.

13.3        Tax Consequences. It is the responsibility of the Participant to complete and file any tax returns which may be required under any applicable tax laws within the period specified in those laws as a result of the Participant’s participation in the Plan. The Corporation shall not be responsible for any tax consequences to the Participant as a result of the Participant’s participation in the Plan. The Participant shall remain responsible at all times for paying any federal, provincial, local and foreign income or employment tax due with respect to any Award, and the Corporation shall not be liable for any interest or penalty that a Participant incurs by failing to make timely payments of tax.

13.4        Withholding Requirements. Prior to the delivery of any Shares or cash pursuant to the grant, exercise, vesting, or settlement of an Award, the Corporation shall have the power and the right to deduct or withhold, or to require a Participant to remit to the Corporation, an amount sufficient to satisfy any federal, provincial, local and foreign taxes that the Corporation determines is required to be withheld to comply with applicable laws. The Corporation shall make any withholdings or deductions in respect of taxes as required by law or the interpretation or administration thereof. The Corporation shall be entitled to make arrangements to sell a sufficient number of Shares to be issued pursuant to the exercise of an Award to fund the payment and remittance of such taxes that are required to be deducted or withheld and any associated costs (including brokerage fees).

13.5        No Representation. The Corporation makes no representation or warranty as to the future market value of any Shares issued in accordance with the provisions of the Plan.

13.6 Black-out Policy Restrictions. Awards shall be subject to the Corporation’s insider trading policy as may be in effect from time to time, including any Black-out Period, trading prohibition or requirement to obtain mandatory pre-clearance of a transaction.

13.7        Governing Law. This Plan shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

13.8        Severance. If any provision of this Plan or any agreement entered into pursuant to this Plan contravenes any law or any order, policy, by-law or regulation of any regulatory body or Exchange having authority over the Corporation of this Plan then such provision shall be deemed to be amended to the extent required to bring such provision into compliance therewith.

13.9        409A Compliance. Payments under this Plan are intended to comply with or be exempt from the requirements of Section 409A of the U.S. Internal Revenue Code of 1986, as amended and the regulations promulgated thereunder (“Section 409A”) with respect to Awards to U.S. persons. In the event that it is reasonably determined by the Board that, as a result of Section 409A, payments in respect of any benefit under the Plan may not be made at the time contemplated by the terms of the Plan, as the case may be, without causing a Participant to be subject to taxation under Section 409A, the Corporation will make such payment on the first day that would not result in such Participant incurring any tax liability under Section 409A.

ARTICLE 14

SHAREHOLDER AND REGULATORY APPROVAL

This Plan shall be subject to the approval of the shareholders of the Corporation to be given by a resolution passed at a meeting of the shareholders of the Corporation, and to acceptance by the Exchange and any other relevant regulatory authority. Any Awards granted hereunder prior to such approval and acceptance (other than grants made under any prior incentive plan implemented by the Corporation prior to the effective date of the Plan) shall be conditional upon such approval and acceptance being given, and no such Awards may be exercised unless and until such approval and acceptance is given. In accordance with the rules of the TSX, every three years after the Plan becomes effective, the Plan and all unallocated Awards must be approved by (i) a majority of the members of the Board and (ii) an ordinary resolution of the holders of Shares.

SCHEDULE “C”

INCENTIVE PLAN RESOLUTION

“BE IT RESOLVED AS AN ORDINARY RESOLUTION, THAT:

1.	the long-term equity incentive plan of the Corporation attached as Schedule “B” to the Corporation’s management information circular dated May 17, 2016 (the “Incentive Plan”), which plan was approved by the board of directors of the Corporation on May 17, 2016, be and is hereby confirmed, ratified and approved in replacement of all other equity incentive plans of the Corporation;

2.	that number of common shares in the capital of the Corporation that are issuable pursuant to the Incentive Plan are hereby allotted, set aside and reserved for issuance pursuant thereto;

3.	the Corporation have the ability to continue granting awards under the Incentive Plan until June 21, 2019, which date is the date that is three (3) years from the date of the shareholder meeting at which shareholder approval is being sought; and

4.	any one director or officer of the Corporation is hereby authorized and directed, acting for, in the name of and on behalf of the Corporation, to execute or cause to be executed, under the seal of the Corporation or otherwise, and to deliver or to cause to be delivered, all such other documents and instruments, and to do or cause to be done all other such acts and things, as in the opinion of such director or officer of the Corporation may be necessary or desirable to carry out the intent of the foregoing resolutions, such necessity to be conclusively evidenced by the execution and delivery of any such documents or instruments or the taking of any such actions.”

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